

FORM 6-K

Securities and Exchange Commission
Washington, D.C. 20549
Report of Foreign Issuer
Pursuant To Rule 13a-16 Or 15d-16
Of The
Securities Exchange Act of 1934


RECD S.E.C.
MAR 1 - 2005
1086

For the month of March 2005

FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.

(Exact name of Registrant as specified in its charter)

Mexican Economic Development, Inc.

(Translation of Registrant's name into English)


PROCESSED
MAR 04 2005
THOMSON
FINANCIAL

General Anaya No. 601 Pte.
Colonia Bella Vista
Monterrey, Nuevo León 64410
México
(Address of principal office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F x Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): x

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes _ No x

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-__.)

Summary of Contents

The following data represents consolidated financial information presented to the *Comisión Nacional Bancaria y de Valores* and the Mexican Stock Exchange by Fomento Económico Mexicano, S.A. de C.V. for the twelve months and quarter ended December 31, 2004. It contains the following tables:

- Balance Sheet
- Income Statement
- Statement of Changes in Financial Position
- Ratios
- Data per Share
- Notes to the Consolidated Financial Statements
- Management Discussion and Analysis on the Financial Condition and Results of Operations of the Company
- Accompanying Notes to the Consolidated Financial Statements
- Summary of Share Investments
- Summary Schedule of Credit and Loans
- Trade Balance and Monetary Position in Foreign Currency
- Integration and Income Calculation by Monetary Position
- Bonds and Medium Term Notes Listed in Stock Market
- Plants, Commerce Centers or Distribution Centers
- Main Raw Materials
- Sales Distribution by Product: Domestic Sales
- Sales Distribution by Product: Foreign Sales
- Integration of the Paid Capital Stock
- Project Information
- Transactions in Foreign Currency and Conversion of Income Statements of Foreign Operations

CLAVE DE COTIZACION: **FEMSA** TRIMESTRE: **4** AÑO: **2004**
FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.

ESTADO DE SITUACION FINANCIERA **CONSOLIDADO**
AL 31 DE DICIEMBRE DE 2004 Y 2003
(Miles de Pesos)

INFORMACION DICTAMINADA **Impresión Previa**

REF S	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO ANTERIOR	
		Importe	%	Importe	%
1	**ACTIVO TOTAL**	**120,677,141**	**100**	**111,652,851**	**100**
2	**ACTIVO CIRCULANTE**	**20,878,817**	**17**	**21,245,234**	**19**
3	EFECTIVO E INVERSIONES TEMPORALES	6,822,224	6	8,228,394	7
4	CLIENTES Y DOCUMENTOS POR COBRAR (NETO)	4,515,387	4	4,376,712	4
5	OTRAS CUENTAS Y DOCUMENTOS POR COBRAR (NETO)	1,531,756	1	1,356,058	1
6		8,009,450	7	7,284,070	7
7	OTROS ACTIVOS	0	0	0	0
8	**LARGO PLAZO**	**1,101,326**	**1**	**1,316,253**	**1**
9	CUENTAS Y DOCUMENTOS POR COBRAR (NETO)	342,545	0	305,351	0
10	INVERSIONES EN ACCIONES DE SUBSIDIARIAS ASOCIADAS NO CONSOLIDADAS	758,781	1	1,010,902	1
11	OTRAS INVERSIONES	0	0	0	0
12	**INMUEBLES, PLANTA Y EQUIPO (NETO)**	**44,290,820**	**37**	**44,813,933**	**40**
13	INMUEBLES	5,522,747	5	5,617,635	5
14	MAQUINARIA Y EQUIPO	67,742,056	56	66,203,412	59
15	OTROS EQUIPOS	0	0	0	0
16	DEPRECIACION ACUMULADA	30,741,724	25	28,843,306	26
17	CONSTRUCCIONES EN	1,767,741	1	1,836,192	2
18	**ACTIVO DIFERIDO (NETO)**	**48,197,290**	**40**	**38,061,691**	**34**
19	**OTROS ACTIVOS**	**6,208,888**	**5**	**6,215,740**	**6**
20	**PASIVO TOTAL**	**68,631,557**	**100**	**62,980,758**	**100**
21	**PASIVO CIRCULANTE**	**23,494,769**	**34**	**17,896,736**	**28**
22	PROVEEDORES	7,903,907	12	7,454,736	12
23	CREDITOS BANCARIOS	6,775,857	10	4,171,001	7
24	CREDITOS BURSATILES	2,750,000	4	1,181,810	2
25	IMPUESTOS POR PAGAR	2,561,349	4	1,544,211	2
26	OTROS PASIVOS	3,503,656	5	3,544,978	6
27	**PASIVO A LARGO PLAZO**	**36,284,787**	**53**	**35,170,904**	**56**
28	CREDITOS BANCARIOS	25,098,423	37	24,651,904	39
29	CREDITOS BURSATILES	11,186,364	16	10,519,000	17
30	OTROS CREDITOS	0	0	0	0
31	**CREDITOS DIFERIDOS**	**6,103,515**	**9**	**7,158,992**	**11**
32	**OTROS PASIVOS**	**2,748,486**	**4**	**2,754,126**	**4**
33	**CAPITAL CONTABLE**	**52,045,584**	**100**	**48,672,093**	**100**
34	**PARTICIPACION MINORITARIA**	**16,720,940**	**32**	**18,593,569**	**38**
35	**CAPITAL CONTABLE MAYORITARIO**	**35,324,644**	**68**	**30,078,524**	**62**
36	**CAPITAL CONTRIBUIDO**	**17,150,608**	**33**	**17,150,608**	**35**
37	CAPITAL SOCIAL PAGADO	2,648,655	5	2,648,655	5
38	ACTUALIZACION CAPITAL SOCIAL	1,814,523	3	1,814,523	4
39	PRIMA EN VENTA DE	12,687,430	24	12,687,430	26
40	APORTACIONES PARA FUTUROS AUMENTOS DE	0	0	0	0
41	**CAPITAL GANADO (PERDIDO)**	**18,174,036**	**35**	**12,927,916**	**27**
42	RESULTADOS ACUMULADOS Y RESERVA DE	15,995,102	31	13,244,162	27
43	RESERVA PARA RECOMPRA DE	3,000,000	6	3,000,000	6
44	EXCESO (INSUFICIENCIA) EN LA ACTUALIZACION CAPITAL CONTABLE	(6,651,733)	(13)	(6,618,375)	(14)
45	**RESULTADO NETO DEL EJERCICIO**	5,830,667	11	3,302,129	7

CLAVE DE COTIZACION: **FEMSA** TRIMESTRE: **4** AÑO: **2004**

FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.

ESTADO DE SITUACION FINANCIERA **CONSOLIDADO**

DESGLOSE DE PRINCIPALES CONCEPTOS

INFORMACION DICTAMINADA (Miles de Pesos) **Impresión Previa**

REFS	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO ANTERIOR	
		Importe	%	Importe	%
3	**EFECTIVO E INVERSIONES TEMPORALES**	**6,822,224**	**100**	**8,228,394**	**100**
46	EFECTIVO	2,261,669	33	2,251,029	27
47	INVERSIONES	4,560,555	67	5,977,365	73
18	**CARGOS DIFERIDOS**	**48,197,290**	**100**	**38,061,691**	**100**
48	GASTOS AMORTIZABLES	1,213,964	3	907,360	2
49	CREDITO MERCANTIL	187,521	0	201,410	1
50	IMPUESTOS DIFERIDOS	1,352,634	3	1,354,994	4
51	OTROS	45,443,171	94	35,597,927	94
21	**PASIVO CIRCULANTE**	**23,494,769**	**100**	**17,896,736**	**100**
52	PASIVOS EN MONEDA	8,977,043	38	10,411,363	58
53	PASIVOS EN MONEDA	14,517,726	62	7,485,373	42
24	**CREDITOS BURSATILES CORTO PLAZO**	**2,750,000**	**100**	**1,181,810**	**100**
54	PAPEL COMERCIAL	0	0	0	0
55	PAGARE DE MEDIANO	2,750,000	100	1,181,810	100
56	PORCION CIRCULANTE DE	0	0	0	0
26	**OTROS PASIVOS CIRCULANTES**	**3,503,656**	**100**	**3,544,978**	**100**
57	OTROS PASIVOS CIRCULANTES CON	116	0	61,006	2
58	OTROS PASIVOS CIRCULANTES SIN	3,503,540	100	3,483,972	98
27	**PASIVO A LARGO PLAZO**	**36,284,787**	**100**	**35,170,904**	**100**
59	PASIVO EN MONEDA	10,500,554	29	16,294,216	46
60	PASIVO EN MONEDA	25,784,233	71	18,876,688	54
29	**CREDITOS BURSATILES LARGO PLAZO**	**11,186,364**	**100**	**10,519,000**	**100**
61	OBLIGACIONES	0	0	0	0
62	PAGARE DE MEDIANO	11,186,364	100	10,519,000	100
30	**OTROS CREDITOS**	**0**	**100**	**0**	**100**
63	OTROS CREDITOS CON	0	0	0	0
64	OTROS CREDITOS SIN	0	0	0	0
31	**CREDITOS DIFERIDOS**	**6,103,515**	**100**	**7,158,992**	**100**
65	CREDITO MERCANTIL	0	0	0	0
66	IMPUESTOS DIFERIDOS	4,157,309	68	5,217,346	73
67	OTROS	1,946,206	32	1,941,646	27
32	**OTROS PASIVOS**	**2,748,486**	**100**	**2,754,126**	**100**
68	RESERVAS	0	0	0	0
69	OTROS PASIVOS	2,748,486	100	2,754,126	100
44	**EXCESO (INSUFICIENCIA) EN LA ACTUALIZACION DEL CAPITAL CONTABLE**	**(6,651,733)**	**100**	**(6,618,375)**	**100**
70	RESULTADO ACUMULADO POR POSICION	0	0	0	0
71	RESULTADO POR TENENCIA DE ACTIVOS NO RIOS	(6,651,733)	(100)	(6,618,375)	(100)

CLAVE DE COTIZACION: **FEMSA** TRIMESTRE: **4** AÑO: **2004**

FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.

ESTADO DE SITUACION FINANCIERA **CONSOLIDADO**

OTROS CONCEPTOS

(Miles de Pesos)

INFORMACION DICTAMINADA **Impresión Previa**

REFS	CONCEPTOS	TRIMESTRE AÑO ACTUAL	TRIMESTRE AÑO ANTERIOR
		Importe	Importe
72	CAPITAL DE TRABAJO	(2,615,952)	3,348,498
73	FONDO PARA PENSIONES Y PRIMA DE	1,946,206	1,941,646
74	NUMERO DE FUNCIONARIOS	1,033	941
75	NUMERO DE EMPLEADOS	47,437	47,124
76	NUMERO DE OBREROS (*)	39,747	38,361
77	NUMERO DE ACCIONES EN CIRCULACION	5,297,310,450	5,297,310,450
78	NUMERO DE ACCIONES RECOMPRADAS	0	0

(*) DATOS EN UNIDADES

CLAVE DE COTIZACION: **FEMSA** TRIMESTRE: **4** AÑO: **2004**

FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.

ESTADO DE RESULTADOS **CONSOLIDADO**

DEL 1 DE ENERO AL 31 DE DICIEMBRE DE 2004 Y 2003

(Miles de Pesos)

INFORMACION DICTAMINADA **Impresión Previa**

REF R	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO ANTERIOR	
		Importe	%	Importe	%
1	**VENTAS NETAS**	**93,956,141**	**100**	**80,153,593**	**100**
2	COSTO DE	49,969,163	53	41,711,334	52
3	**RESULTADO BRUTO**	**43,986,978**	**47**	**38,442,259**	**48**
4	GASTOS DE	30,248,777	32	25,802,621	32
5	**RESULTADO DE OPERACION**	**13,738,201**	**15**	**12,639,638**	**16**
6	COSTO INTEGRAL DE FINANCIAMIENTO	1,285,551	1	3,495,306	4
7	**RESULTADO DESPUES DE COSTO INTEGRAL DE FINANCIAMIENTO**	**12,452,650**	**13**	**9,144,332**	**11**
8	OTRAS OPERACIONES FINANCIERAS	809,080	1	634,930	1
9	**RESULTADO ANTES DE IMPUESTOS Y P.T.U.**	**11,643,570**	**12**	**8,509,402**	**11**
10	PROVISION PARA IMPUESTOS Y	2,394,902	3	3,584,264	4
11	**RESULTADO NETO DESPUES DE IMPUESTOS Y P.T.U.**	**9,248,668**	**10**	**4,925,138**	**6**
12	PARTICIPACION EN LOS RESULTADOS DE Y ASOCIADAS NO CONSOLIDADAS	0	0	0	0
13	**RESULTADO NETO POR OPERACIONES CONTINUAS**	**9,248,668**	**10**	**4,925,138**	**6**
14	RESULTADO POR OPERACIONES (NETO)	0	0	0	0
15	**RESULTADO NETO ANTES DE PARTIDAS EXTRAORDINARIAS**	**9,248,668**	**10**	**4,925,138**	**6**
16	PARTIDAS EXTRAORDINARIAS EGRESO (INGRESO)	0	0	0	0
17	EFECTO AL INICIO DEL EJERCICIO POR CAMBIOS PRINCIPIOS DE CONTABILIDAD (NETO)	0	0	0	0
18	**RESULTADO NETO**	**9,248,668**	**10**	**4,925,138**	**6**
19	PARTICIPACION MINORITARIA	3,418,001	4	1,623,009	2
20	**RESULTADO NETO MAYORITARIO**	**5,830,667**	**6**	**3,302,129**	**4**

CLAVE DE COTIZACION: **FEMSA** TRIMESTRE: **4** AÑO: **2004**

FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.

ESTADO DE RESULTADOS **CONSOLIDADO**

DESGLOSE DE PRINCIPALES CONCEPTOS

(Miles de Pesos)

INFORMACION DICTAMINADA **Impresión Previa**

REF R	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO ANTERIOR	
		Importe	%	Importe	%
1	**VENTAS NETAS**	**93,956,141**	**100**	**80,153,593**	**100**
21	NACIONALES	71,311,123	76	64,419,212	80
22	EXTRANJERAS	22,645,018	24	15,734,381	20
23	CONVERSION EN DOLARES	2,031,672	2	1,411,662	2
6	**COSTO INTEGRAL DE FINANCIAMIENTO**	**1,285,551**	**100**	**3,495,306**	**100**
24	INTERESES PAGADOS	3,763,814	293	2,590,514	74
25	PERDIDA EN CAMBIOS	(64,217)	(5)	3,330,658	95
26	INTERESES GANADOS	541,343	42	743,402	21
27	GANANCIA EN CAMBIOS	(79,633)	(6)	666,353	19
28	RESULTADO POR POSICION	(1,952,336)	(152)	(1,016,111)	(29)
42	PERDIDA EN ACTUALIZACION DE UDI'S	0	0	0	0
43	GANACIA EN ACTUALIZACION DE UDI'S	0	0	0	0
8	**OTRAS OPERACIONES FINANCIERAS**	**809,080**	**100**	**634,930**	**100**
29	OTROS GASTOS Y (PRODUCTOS)	809,080	100	634,930	100
30	PERDIDA (UTILIDAD) EN VENTA DE ACCIONES	0	0	0	0
31	PERDIDA (UTILIDAD) EN VENTA DE TEMPORALES	0	0	0	0
10	**PROVISION PARA IMPUESTOS Y P.T.U.**	**2,394,902**	**100**	**3,584,264**	**100**
32	I.S.R.	2,983,966	125	2,720,167	76
33	I.S.R. DIFERIDO	(1,004,067)	(42)	470,736	13
34	P.T.U.	415,003	17	393,361	11
35	P.T.U. DIFERIDA	0	0	0	0

(***) DATOS EN MILES DE DOLARES

CLAVE DE COTIZACION: **FEMSA**
FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.

TRIMESTRE: **4** AÑO: **2004**

ESTADO DE RESULTADOS **CONSOLIDADO**
OTROS CONCEPTOS DE RESULTADOS
(Miles de Pesos)

INFORMACION DICTAMINADA **Impresión Previa**

REF R	CONCEPTOS	TRIMESTRE AÑO ACTUAL Importe	TRIMESTRE AÑO ANTERIOR Importe
36	VENTAS TOTALES	93,478,114	79,853,631
37	RESULTADO FISCAL DEL	0	0
38	VENTAS NETAS (**)	93,956,141	80,153,593
39	RESULTADO DE OPERACION	13,738,201	12,639,638
40	RESULTADO NETO MAYORITARIO (**)	5,830,667	3,302,129
41	RESULTADO NETO (**)	9,248,668	4,925,138

(**) INFORMACION ULTIMOS DOCE MESES.

CLAVE DE COTIZACION: FEMSA TRIMESTRE: **4** AÑO: **2004**

FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.

ESTADO DE RESULTADOS TRIMESTRAL **CONSOLIDADO**

DEL 1 DE OCTUBRE AL 31 DE DICIEMBRE DE 2004 Y 2003

(Miles de Pesos)

INFORMACION DICTAMINADA **Impresión Previa .**

REF RT	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO ANTERIOR	
		Importe	%	Importe	%
1	**VENTAS NETAS**	**24,625,562**	**100**	**23,207,760**	**100**
2	COSTO DE	13,128,825	53	12,092,834	52
3	**RESULTADO BRUTO**	**11,496,737**	**47**	**11,114,926**	**48**
4	GASTOS DE	7,759,067	32	7,319,175	32
5	**RESULTADO DE OPERACION**	**3,737,670**	**15**	**3,795,751**	**16**
6	COSTO INTEGRAL DE FINANCIAMIENTO	155,495	1	429,847	2
7	**RESULTADO DESPUES DE COSTO INTEGRAL DE FINANCIAMIENTO**	**3,582,175**	**15**	**3,365,904**	**15**
8	OTRAS OPERACIONES FINANCIERAS	413,411	2	(66,220)	0
9	**RESULTADO ANTES DE IMPUESTOS Y P.T.U.**	**3,168,764**	**13**	**3,432,124**	**15**
10	PROVISION PARA IMPUESTOS Y	502,739	2	1,542,344	7
11	**RESULTADO NETO DESPUES DE IMPUESTOS Y P.T.U.**	**2,666,025**	**11**	**1,889,780**	**8**
12	PARTICIPACION EN LOS RESULTADOS DE Y ASOCIADAS NO CONSOLIDADAS	0	0	0	0
13	**RESULTADO NETO POR OPERACIONES CONTINUAS**	**2,666,025**	**11**	**1,889,780**	**8**
14	RESULTADO POR OPERACIONES (NETO)	0	0	0	0
15	**RESULTADO NETO ANTES DE PARTIDAS EXTRAORDINARIAS**	**2,666,025**	**11**	**1,889,780**	**8**
16	PARTIDAS EXTRAORDINARIAS EGRESO (INGRESO)	0	0	0	0
17	EFECTO AL INICIO DEL EJERCICIO POR CAMBIOS PRINCIPIOS DE CONTABILIDAD (NETO)	0	0	0	0
18	**RESULTADO NETO**	**2,666,025**	**11**	**1,889,780**	**8**
19	PARTICIPACION MINORITARIA	800,161	3	757,636	3
20	**RESULTADO NETO MAYORITARIO**	**1,865,864**	**8**	**1,132,144**	**5**

CLAVE DE COTIZACION: FEMSA

FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.

TRIMESTRE: **4** AÑO: **2004**

ESTADO DE RESULTADOS TRIMESTRAL

CONSOLIDADO

DESGLOSE DE PRINCIPALES CONCEPTOS
(Miles de Pesos)

INFORMACION DICTAMINADA

Impresión Previa

REF RT	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO ANTERIOR	
		Importe	%	Importe	%
1	**VENTAS NETAS**	**24,625,562**	**100**	**23,207,760**	**100**
21	NACIONALES	18,511,340	75	17,694,768	76
22	EXTRANJERAS	6,114,222	25	5,512,992	24
23	CONVERSION EN DOLARES	548,558	2	494,616	2
6	**COSTO INTEGRAL DE FINANCIAMIENTO**	**155,495**	**100**	**429,847**	**100**
24	INTERESES PAGADOS	1,132,848	729	554,115	129
25	PERDIDA EN CAMBIOS	(305,809)	(197)	1,953,524	454
26	INTERESES GANADOS	85,579	55	110,681	26
27	GANANCIA EN CAMBIOS	(210,889)	(136)	1,478,250	344
28	RESULTADO POR POSICION	(796,854)	(512)	(488,861)	(114)
42	PERDIDA EN ACTUALIZACION DE UDI'S	0	0	0	0
43	GANACIA EN ACTUALIZACION DE UDI'S	0	0	0	0
8	**OTRAS OPERACIONES FINANCIERAS**	**413,411**	**100**	**(66,220)**	**100**
29	OTROS GASTOS Y (PRODUCTOS)	413,411	100	(66,220)	(100)
30	PERDIDA (UTILIDAD) EN VENTA DE ACCIONES	0	0	0	0
31	PERDIDA (UTILIDAD) EN VENTA DE TEMPORALES	0	0	0	0
10	**PROVISION PARA IMPUESTOS Y P.T.U.**	**502,739**	**100**	**1,542,344**	**100**
32	I.S.R.	967,455	192	634,579	41
33	I.S.R. DIFERIDO	(548,454)	(109)	756,637	49
34	P.T.U.	83,738	17	151,128	10
35	P.T.U. DIFERIDA	0	0	0	0

(***) DATOS EN MILES DE DOLARES

CLAVE DE COTIZACION: **FEMSA** TRIMESTRE: **4** AÑO: **2004**

FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.

ESTADO DE CAMBIOS EN LA SITUACION FINANCIERA **CONSOLIDADO**

DEL 1 DE ENERO AL 31 DE DICIEMBRE DE 2004 Y 2003

(Miles de Pesos)

INFORMACION DICTAMINADA **Impresión Previa**

REF C	CONCEPTOS	TRIMESTRE AÑO ACTUAL Importe	TRIMESTRE AÑO ANTERIOR Importe
1	**RESULTADO NETO**	**9,248,668**	**4,925,138**
2	+ (-) PARTIDAS APLICADAS A RESULTADOS QUE NO REQUIEREN UTILIZACION DE RECURSOS	5,735,198	6,741,901
3	**FLUJO DERIVADO DEL RESULTADO NETO DEL EJERCICIC**	**14,983,866**	**11,667,039**
4	FLUJO DERIVADO DE CAMBIOS EN EL CAPITAL DE TRABAJO	297,266	(2,150,879)
5	**RECURSOS GENERADOS (UTILIZADOS) POR LA OPERACION**	**15,281,132**	**9,516,160**
6	FLUJO DERIVADO POR FINANCIAMIENTO AJENO	5,633,403	22,295,834
7	FLUJO DERIVADO POR FINANCIAMIENTO PROPIO	(843,168)	(1,123,757)
8	**RECURSOS GENERADOS (UTILIZADOS) MEDIANTE FINANCIAMIENTO**	**4,790,235**	**21,172,077**
9	**RECURSOS GENERADOS (UTILIZADOS) EN ACTIVIDADES DE INVERSION**	**(21,477,511)**	**(38,391,357)**
10	INCREMENTO (DECREMENTO) NETO EN EFECTIVO INVERSIONES TEMPORALES	(1,406,144)	(7,703,120)
11	EFECTIVO E INVERSIONES TEMPORALES AL INICIO PERIODO	8,228,368	15,931,514
12	EFECTIVO E INVERSIONES TEMPORALES AL FINAL PERIODO	6,822,224	8,228,394

CLAVE DE COTIZACION: **FEMSA** TRIMESTRE: **4** AÑO: **2004**

FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.

ESTADO DE CAMBIOS EN LA SITUACION FINANCIERA **CONSOLIDADO**

DESGLOSE DE PRINCIPALES CONCEPTOS
(Miles de Pesos)

INFORMACION DICTAMINADA **Impresión Previa**

REF C	CONCEPTOS	TRIMESTRE AÑO ACTUAL Importe	TRIMESTRE AÑO ANTERIOR Importe
2	**+ (-) PARTIDAS APLICADAS A RESULTADOS QUE NO REQUIEREN UTILIZACION DE RECURSOS**	**5,735,198**	**6,741,901**
13	+ DEPRECIACION Y AMORTIZACION DEL	5,992,137	5,440,249
14	+ (-) INCRE. (DECRE.) NETO EN LA RVA. PARA Y PRIMA DE ANTIGUEDAD	304,245	243,725
15	+ (-) PERDIDA (GANANCIA) NETA EN	0	0
16	+ (-) PERDIDA (GANANCIA) NETA POR ACTUALIZACION PASIVOS Y ACTIVOS	0	0
17	+ (-) OTRAS PARTIDAS	0	0
40	+ (-) PARTIDAS APLICADAS A RESULTADOS QUE NO REQUIEREN UTILIZACION	(561,184)	1,057,927
4	**FLUJO DERIVADO DE CAMBIOS EN EL CAPITAL DE TRABAJO**	**297,266**	**(2,150,879)**
18	+ (-) DECREMENTO (INCREMENTO) EN CUENTAS COBRAR	(108,256)	390,056
19	+ (-) DECREMENTO (INCREMENTO) EN	(1,243,007)	(968,004)
20	+ (-) DECREMENTO (INCREMENTO) EN OTRAS POR COBRAR Y OTROS ACTIVOS	(189,868)	91,996
21	+ (-) INCREMENTO (DECREMENTO) EN	851,272	(1,047,183)
22	+ (-) INCREMENTO (DECREMENTO) EN OTROS	987,125	(617,744)
6	**FLUJO DERIVADO POR FINANCIAMIENTO AJENO**	**5,633,403**	**22,295,834**
23	+ FINANCIAMIENTO BANCARIO Y BURSATIL A PLAZO	3,365,280	(4,530,151)
24	+ FINANCIAMIENTO BANCARIO Y BURSATIL A PLAZO	3,462,910	21,108,519
25	+ DIVIDENDOS	0	0
26	+ OTROS	685,391	6,834,746
27	(-) AMORTIZACION DE FINANCIAMIENTOS	(1,880,178)	(1,117,280)
28	(-) AMORTIZACION DE FINANCIAMIENTOS	0	0
29	(-) AMORTIZACION DE OTROS	0	0
7	**FLUJO DERIVADO POR FINANCIAMIENTO PROPIO**	**(843,168)**	**(1,123,757)**
30	+ (-) INCREMENTO (DECREMENTO) EN EL SOCIAL	0	(21)
31	(-) DIVIDENDOS PAGADOS	(843,168)	(1,123,736)
32	+ PRIMA EN VENTA DE	0	0
33	+ APORTACIONES PARA FUTUROS AUMENTOS CAPITAL	0	0
9	**RECURSOS GENERADOS (UTILIZADOS) EN ACTIVIDADES DE INVERSION**	**(21,477,511)**	**(38,391,357)**
34	+ (-) DECREMENTO (INCREMENTO) EN INVERSIONES ACCS. CON CARACTER PERMANENTE	(14,575,500)	(31,191,454)
35	(-) ADQUISICION DE INMUEBLES, PLANTA Y	(3,316,690)	(4,237,712)
36	(-) INCREMENTO EN CONSTRUCCIONES EN	(68,451)	0
37	+ VENTAS DE OTRAS INVERSIONES CON PERMANENTE	0	0
38	+ VENTAS DE ACTIVOS FIJOS	0	0
39	+ (-) OTRAS PARTIDAS	(3,516,870)	(2,962,191)

CLAVE DE COTIZACION: **FEMSA**
FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.

TRIMESTRE: **4** AÑO: **2004**

RAZONES Y PROPORCIONES
INFORMACION CONSOLIDADA

INFORMACION DICTAMINADA

Impresión Previa

REF P	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO ANTERIOR	
	RENDIMIENTO				
1	RESULTADO NETO A VENTAS NETAS	9.84	%	6.14	%
2	RESULTADO NETO A CAPITAL CONTABLE (**)	16.51	%	10.98	%
3	RESULTADO NETO A ACTIVO TOTAL (**)	7.66	%	4.41	%
4	DIVIDENDOS EN EFECTIVO A RESULTADO NETO DEL EJERCICIO ANTERIOR	16.64	%	13.84	%
5	RESULTADO POR POSICION MONETARIA A RESULTADO NETO	21.11	%	20.63	%
	ACTIVIDAD				
6	VENTAS NETAS A ACTIVO TOTAL (**)	0.78	veces	0.72	veces
7	VENTAS NETAS A ACTIVO FIJO (**)	2.12	veces	1.79	veces
8	ROTACION DE INVENTARIOS (**)	6.24	veces	5.73	veces
9	DIAS DE VENTAS POR COBRAR	15	días	17	días
10	INTERESES PAGADOS A PASIVO TOTAL CON COSTO (**)	8.22	%	6.38	%
	APALANCAMIENTO				
11	PASIVO TOTAL A ACTIVO TOTAL	56.87	%	56.41	%
12	PASIVO TOTAL A CAPITAL CONTABLE	1.32	veces	1.29	veces
13	PASIVO EN MONEDA EXTRANJERA A PASIVO TOTAL	28.38	%	42.40	%
14	PASIVO A LARGO PLAZO A ACTIVO FIJO	81.92	%	78.48	%
15	RESULTADO DE OPERACION A INTERESES PAGADOS	3.65	veces	4.88	veces
16	VENTAS NETAS A PASIVO TOTAL (**)	1.37	veces	1.27	veces
	LIQUIDEZ				
17	ACTIVO CIRCULANTE A PASIVO CIRCULANTE	0.89	veces	1.19	veces
18	ACTIVO CIRCULANTE MENOS INVENTARIOS A CIRCULANTE	0.55	veces	0.78	veces
19	ACTIVO CIRCULANTE A PASIVO TOTAL	0.30	veces	0.34	veces
20	ACTIVO DISPONIBLE A PASIVO CIRCULANTE	29.04	%	45.98	%
	ESTADO DE CAMBIOS				
21	FLUJO DERIVADO DEL RESULTADO NETO A NETAS	15.95	%	14.56	%
22	FLUJO DERIVADO DE CAMBIOS EN EL CAPITAL TRABAJO A VENTAS NETAS	0.32	%	(2.68)	%
23	RECURSOS GENERADOS (UTILIZADOS) POR OPERACION A INTERESES PAGADOS	4.06	veces	3.67	veces
24	FINANCIAMIENTO AJENO A RECURSOS (UTIL.) POR FINAN.	117.60	%	105.31	%
25	FINANCIAMIENTO PROPIO A RECURSOS (UTIL.) POR FINAN.	(17.60)	%	(5.31)	%
26	ADQ. DE INMUEBLES, PLANTA Y EQUIPO A RECURSOS GENERADOS (UTILIZADOS) EN ACT. DE INV.	15.44	%	11.04	%

(**) INFORMACION ULTIMOS DOCE MESES

CLAVE DE COTIZACION: **FEMSA** TRIMESTRE: **4** AÑO: **2004**

FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.

DATOS POR ACCION
INFORMACION CONSOLIDADA

INFORMACION DICTAMINADA **Impresión Previa**

REF D	CONCEPTOS	TRIMESTRE AÑO ACTUAL Importe			TRIMESTRE AÑO ANTERIOR Importe		
1	UTILIDAD BASICA POR ACCION ORDINARIA (**)	$	.98		$	.56	
2	UTILIDAD BASICA POR ACCION PREFERENTE (**)	$	1.23		$	.70	
3	UTILIDAD DILUIDA POR ACCION (**)	$	.00		$	.00	
4	UTILIDAD DE OPERACIONES CONTINUAS POR ACCION ORDINARIA (UOCPA) (**)	$	.98		$	.56	
5	EFECTO DE OPERACIONES DISCONTINUADAS EN UOCPA (**)	$	.00		$	.00	
6	EFECTO DE RESULTADOS EXTRAORDINARIOS EN UOCPA (**)	$	.00		$	.00	
7	EFECTO DE CAMBIOS EN PRINCIPIOS DE CONTABILIDAD EN UOCPA (**)	$	.00		$	.00	
8	VALOR EN LIBROS POR ACCION	$	6.67		$	5.68	
9	DIVIDENDO EN EFECTIVO ACUMULADO POR ACCION	$	.10		$	.08	
10	DIVIDENDO EN ACCIONES POR ACCION		.00	acciones		.00	acciones
11	PRECIO DE MERCADO (ULTIMO HECHO) A VALOR LIBROS		1.75	veces		1.54	veces
12	PRECIO DE MERCADO (ULTIMO HECHO) A BASICA POR ACCION ORDINARIA (**)		11.92	veces		15.69	veces
13	PRECIO DE MERCADO (ULTIMO HECHO) A BASICA POR ACCION PREFERENTE (**)		9.53	veces		12.55	veces

(**) INFORMACION ULTIMOS DOCE MESES

s51: ESTA FORMADO POR LOS DERECHOS DE EMBOTELLADO Y DISTRIBUCIÓN Y POR LA ADQUISICIÓN DE MARCAS.
r22: INCLUYE VENTAS HECHAS POR LAS SUBSIDIARIAS DE COCA-COLA FEMSA QUE SE ENCUENTRAN FUERA DE MÉXICO POR PS. 19,736,796 Y PS. 13,121,851, PARA EL 2004 Y 2003 RESPECTIVAMENTE.
rt22: INCLUYE VENTAS HECHAS POR LAS SUBSIDIARIAS DE COCA-COLA FEMSA QUE SE ENCUENTRAN FUERA DE MÉXICO POR PS. 5,599,383 Y PS. 5,151,185, PARA EL 2004 Y 2003 RESPECTIVAMENTE.
c34: AÑO ACTUAL: INCLUYE EL EFECTO POR LA COMPRA DEL 30% DE FEMSA CERVEZA A INTERBREW POR UN MONTO DE PS. 14,750,635.
AÑO ANTERIOR: INCLUYE EL EFECTO POR LA COMPRA DE PANAMCO POR PS. 31,187,136
r23: LA CONVERSIÓN A DÓLARES SE DETERMINA DIVIDIENDO LOS INGRESOS EN MONEDAS EXTRANJERAS A PESOS DE CIERRE, ENTRE EL TIPO DE CAMBIO DE CIERRE DEL ÚLTIMO BALANCE PRESENTADO, EL CUAL FUE DE PS. 11.146 PESOS POR DÓLAR.
rt23: LA CONVERSIÓN A DÓLARES SE DETERMINA DIVIDIENDO LOS INGRESOS EN MONEDAS EXTRANJERAS A PESOS DE CIERRE, ENTRE EL TIPO DE CAMBIO DE CIERRE DEL ÚLTIMO BALANCE PRESENTADO, EL CUAL FUE DE PS. 11.146 PESOS POR DÓLAR.
c13: DE ACUERDO CON LA METODOLOGÍA DEL ESTADO DE CAMBIOS EN SITUACIÓN FINANCIERA "BOLETÍN B-12" DE LOS PCGA, NO SE ESTAN INCLUYENDO LOS CARGOS VIRTUALES PROVENIENTES DEL CAPITAL DE TRABAJO POR PS. 157,629 Y PS. 198,145, PARA EL 2004 Y 2003 RESPECTIVAMENTE.

FEMSA Obtiene Resultados Récord en el 2004
Incrementa en 17% sus ingresos y en 88% su utilidad neta

Monterrey, México, 25 de febrero del 2005 - Fomento Económico Mexicano, S.A. de C.V. ("FEMSA") anuncia hoy sus resultados operativos y financieros para el cuarto trimestre y año terminado en diciembre 31 del 2004.

Durante el Cuarto Trimestre:

· Coca-Cola FEMSA incrementó su volumen de ventas de refrescos en casi todos los territorios y expandió su margen de flujo de operación (EBITDA) a 23.1% de los ingresos.

· FEMSA Cerveza incrementó su volumen de ventas nacional 3.1% y su volumen de ventas de exportación 7.0%, y se realizó la transición a un nuevo importador para el mercado de Estados Unidos.

· Oxxo continuó con su extraordinario ritmo de crecimiento, incrementando sus ingresos 26.1% gracias a la apertura de 279 nuevas tiendas y al incremento del 9.6% en sus ventas-mismas-tiendas.

· A nivel consolidado, FEMSA redujo su deuda neta en 1,302 millones de pesos o 3.2% en comparación con el 3T04.

Durante el Año 2004:

· El sólido desempeño en todos los negocios de FEMSA resultó en incrementos del 17.2% en los ingresos consolidados y 8.7% en la utilidad de operación.

· FEMSA simplificó su estructura corporativa. Las operaciones de botella de vidrio y lata de aluminio ahora son parte de FEMSA Cerveza.

· Coca-Cola FEMSA concluyó con éxito la integración de las franquicias de refrescos y continúa siendo uno delos embotelladores de productos Coca-Cola más rentables del mundo.

· FEMSA Cerveza incrementó rentablemente su participación de mercado en México y en Estados Unidos. Nuestro volumen nacional creció por arriba de la industria de cerveza mientras que el margen de operación se expandió en 50 puntos base; el volumen de exportación se incrementó 13.0%.

· Oxxo continúa siendo la cadena de tiendas de conveniencia de mayor crecimiento en México; abrió 668 tiendas para llegar a 3,466 Oxxos.

José Antonio Fernández, presidente y director general de FEMSA, comentó: "A pesar de la considerable presión en el ambiente competitivo y el incremento en los costos de varias materias primas importantes, nuestro equipo en FEMSA fue capaz de superar exitosamente los retos del 2004. Me complace reportar por 10° año consecutivo crecimiento en nuestra utilidad de operación.

Además de nuestros resultados positivos, también logramos grandes avances estratégicos en nuestra estrategia de bebidas. En Coca-Cola FEMSA, finalizamos la integración de los nuevos territorios de refrescos, los cuales incluyen operaciones en siete nuevos países. A pesar de que aún nos queda mucho trabajo por hacer, estamos viendo rápidamente los beneficios de nuestras iniciativas y creemos que podemos seguir incrementando nuestras expectativas. Para FEMSA Cerveza, el 2004 fue un año notable, ya que recuperamos el 100% de la propiedad de nuestras operaciones, ganamos participación de mercado de una forma rentable en México, establecimos un acuerdo comercial con Heineken para distribuir nuestras cervezas en los Estados Unidos, e iniciamos la importación de Coors Light dentro de México. Por primera ocasión, obtuvimos un retorno sobre capital invertido superior al 11% en FEMSA Cerveza. Finalmente, Oxxo continuó consolidando su posición como el líder de las cadenas de tiendas de conveniencia en México, convirtiéndose en un poderoso canal de distribución para muchos productos de consumo y continuar siendo, por mucho, el cliente más grande de The Coca-Cola Company en México y uno de sus clientes más importantes en América Latina."

José Antonio Fernández añadió: "Nuestros buenos resultados de FEMSA se deben a un gran equipo de trabajo, haciendo las cosas correctas con el apoyo de la mejor tecnología. En el 2004 demostramos nuestra capacidad para operar exitosamente en mercados complejos tales como Brasil, Venezuela y Colombia; de servir a nuestros clientes de una forma diferenciada mediante una mejor ejecución en puntos de venta; y de manejar un extenso portafolio de marcas muy fuertes, de una manera precisa y efectiva.

En el 2005, nos enfocaremos en seguir creciendo de manera rentable, con el afán de crear valor de largo plazo para nuestros accionistas."

FEMSA Consolidado

Los ingresos totales se incrementaron 6.1% ascendiendo a 24,625 millones de pesos durante el 4T04. Este incremento está relacionado principalmente a un 26.1% de aumento en los ingresos totales de la cadena de tiendas Oxxo seguido por un ligero incremento en Coca-Cola FEMSA, el cual más que compensó la ligera reducción en ingresos de las operaciones de cerveza.

En el año 2004, los ingresos totales se incrementaron 17.2% para llegar a 93,956 millones de pesos. Todas las operaciones de FEMSA - refrescos, cerveza y tiendas de conveniencia - contribuyeron positivamente para este crecimiento de doble dígito. Los ingresos totales de Coca-Cola FEMSA se incrementaron 22.0% ascendiendo a 46,499 millones de pesos, resultado principalmente de la integración de los territorios adquiridos en mayo del 2003. Los ingresos totales de la cadena de tiendas Oxxo aumentaron 24.8% para ubicarse en 22,838 millones de pesos, debido en gran medida a la apertura de 668 nuevas tiendas netas durante el año. FEMSA Cerveza también contribuyó favorablemente con un crecimiento en los ingresos totales de 3.4% llegando a 24,970 millones de pesos, resultado de un 4.5% de incremento en el volumen de ventas total, el cual fue parcialmente compensado por la disminución de 1.2% en el precio real por hectolitro.

El margen bruto disminuyó 120 puntos base para llegar a 11,497 millones de pesos que representan el 46.7% de los ingresos totales del 4T04. Lo anterior fue resultado principalmente de una contracción de 50 puntos base en el margen bruto de Coca-Cola FEMSA y la mayor contribución de las tiendas Oxxo en los resultados consolidados, las cuales tienen un menor margen que el resto de las operaciones. Esta contracción fue parcialmente compensada por una mejora de

110 puntos base en el margen bruto de FEMSA Cerveza, alcanzando 59.2% de los ingresos totales del trimestre.

En el año 2004, el margen bruto disminuyó 120 puntos base ascendiendo a 43,987 millones de pesos, representando el 46.8% de ingresos totales. La presión en los márgenes resultó principalmente de una contracción del margen bruto de Coca-Cola FEMSA y la mayor contribución de las tiendas Oxxo para los resultados consolidados, las cuales tienen un menor margen que el resto de las operaciones.

La utilidad de operación disminuyó 1.5% a 3,738 millones de pesos durante el 4T04, resultando en un margen de operación de 15.2%. El decremento de los 120 puntos base en el margen de operación fue atribuido principalmente a que (1) la contribución de Oxxo se incrementó en nuestros resultados consolidados, y (2) las contracciones del margen de operación de refrescos y cerveza por una mayor competencia en nuestros principales mercados.

En el año 2004, la utilidad de operación se incrementó 8.7% ubicándose en 13,738 millones de pesos. El margen de operación consolidado se disminuyó 120 puntos base con respecto a los niveles del 2003, representando el 14.6% de los ingresos totales.

La utilidad neta se incrementó 41.1% para llegar a 2,666 millones de pesos en el 4T04. El crecimiento en la utilidad neta fue resultado de (1) un beneficio extraordinario en impuestos diferidos de 602 millones de pesos, resultado de la reducción en la tasa de impuestos en México, (2) una fluctuación cambiaria favorable debido a la fortaleza del peso mexicano sobre nuestra deuda denominada en dólares, y (3) una ganancia por posición monetaria. Estos factores positivos compensaron parcialmente el incremento en el gasto financiero neto relacionado con el financiamiento incurrido para la recompra del 30% de FEMSA Cerveza y un incremento en otros gastos, principalmente por bajas de activos, y en menor medida, por indemnizaciones.

En el año 2004, la utilidad neta se incrementó 87.8% ascendiendo a 9,249 millones de pesos. Este crecimiento fue resultado de (1) un beneficio fiscal no recurrente de 1,311 millones de pesos para Coca-Cola FEMSA, como se explicó en nuestro comunicado de resultados del segundo trimestre, (2) un crecimiento de 8.7% de la utilidad de operación consolidada, (3) un beneficio extraordinario en impuestos diferidos durante el 4T04, por la reducción de tasa en México y (4) una fluctuación cambiaria favorable del peso mexicano sobre nuestra deuda denominada en dólares.

La utilidad neta mayoritaria por Unidad FEMSA fue de 1.761 pesos en el 4T04 y 5.504 pesos para el año completo del 2004. La utilidad neta mayoritaria por cada ADS de FEMSA, considerando un tipo de cambio de 11.146 pesos por dólar, fue de 4.94 dólares para el 2004. FEMSA alcanzó una utilidad neta mayoritaria consolidada de 5,831 millones de pesos en el año, 76.6% mayor a la registrada en el 2003.

La inversión en activo fijo se incrementó 15.3% a 2,134 millones de pesos en el 4T04, debido principalmente a un incremento en la inversión para nuestras operaciones de refrescos. Para el año completo del 2004, la inversión en activo fijo fue de 6,902 millones de pesos, 3.3% menor a los niveles del 2003.

Deuda neta consolidada. Al 31 de diciembre del 2004, FEMSA registró un saldo de efectivo de 6,822 millones de pesos (612 millones de dólares), la deuda a corto plazo fue de 312 millones de pesos (28 millones de dólares), créditos puente de 5,674 millones de pesos (509 millones de dólares) y la deuda a largo plazo fue de 39,825 millones de pesos (3,573 millones de dólares); sumando una deuda neta de 38,989 millones de pesos, 20.7% superior con respecto al año anterior, reflejando la nueva deuda contraída para financiar la recompra del 30% de FEMSA Cerveza, la cual fue parcialmente compensada por una reducción en la deuda de Coca-Cola FEMSA.

Desinversiones. Acorde con nuestra estrategia de bebidas, hemos desinvertido negocios no estratégicos por un monto aproximado de 154 millones de dólares. Estas desinversiones incluyen COTESA (cajas de cartón) vendida en el año 2000 por 70 millones de dólares; AYSSA (anuncios panorámicos) vendida por FEMSA Cerveza en el año 2001 por 28 millones de dólares; DICASA (bonos de despensa) vendida en el año 2003 por 28 millones de dólares; y COMEXLA (lata de alimentos), vendiendo el 49% y formando una asociación en el año de 2004. Actualmente estamos en conversaciones avanzadas para vender el 51% restante de COMEXLA. El monto combinado por ambas transacciones ascenderá a 28 millones de dólares, y esperamos cerrar esta operación en el segundo trimestre de 2005. Hemos completado la mayor parte de las desinversiones de activos no estratégicos y continuaremos buscando desinvertir el resto, cuando las condiciones de mercado sean apropiadas.

Refrescos - Coca-Cola FEMSA

Los resultados financieros de Coca-Cola FEMSA y la discusión de éstos se incorporan por referencia al reporte trimestral de Coca-Cola FEMSA, el cual forma parte de los anexos de este comunicado.

Cerveza - FEMSA Cerveza

FEMSA Cerveza aumentó su volumen de ventas nacional en 3.1% a 5.999 millones de hectolitros en el 4T04. El incremento en el volumen de ventas nacional se debió a la demanda favorable durante las fiestas decembrinas y al incremento en ventas en casi todo el país, impulsado por nuestras marcas Sol, Indio y Tecate Light.

En el año 2004, FEMSA Cerveza aumentó su volumen de ventas nacional en 3.8% llegando a 23.442 millones de hectolitros. Esta tendencia de ventas positiva observada durante el 2004 se debió principalmente a la favorable demanda en la mayor parte de México, a la más amplia disponibilidad de nuestras cervezas, a la exitosa ejecución en el punto de venta y a nuestras iniciativas de administración de ingresos. Implementamos estrategias de micro-segmentación en algunos territorios, mientras incrementamos la funcionalidad de nuestro Sistema Integral de Negocio ("ERP"), el cual se encuentra operando en 79% del total de nuestro volumen directo nacional.

También incrementamos el nivel de innovación en nuestro portafolio de empaques y productos; hemos tenido particular éxito con el relanzamiento de Tecate Light, el lanzamiento de Sol Brava en el centro de México y el lanzamiento de Sol en los territorios del noroeste de México.

FEMSA Cerveza incrementó su volumen de ventas de exportación en 7.0% ascendiendo a 0.452 millones de hectolitros en el 4T04, parcialmente influenciado por una acumulación moderada de inventarios relacionada con el término del acuerdo con nuestro anterior importador en los Estados Unidos. El volumen de ventas de exportación creció 13.0% a 2.240 millones de hectolitros para el 2004, en gran medida por el incremento en el volumen de ventas en los Estados Unidos, a través de nuestras marcas Tecate y Dos Equis. El 1° de enero del 2005, transferimos nuestras marcas a Heineken USA, de acuerdo a lo anunciado previamente.

FEMSA Cerveza disminuyó sus ingresos totales en 0.2%, obteniendo 6,152 millones de pesos durante el 4T04. Esta disminución fue principalmente resultado de un aumento en ventas de cerveza del 0.9%, el cual fue producto de un crecimiento de 3.3% en el volumen de ventas totales, combinado con una disminución de 2.5% en el precio nacional real por hectolitro y un 0.5% de disminución en el precio de exportación real por hectolitro. La disminución en el precio nacional real por hectolitro se debió a un incremento en la actividad promocional en respuesta a un ambiente más competitivo de precios durante octubre y noviembre. El precio nacional real por hectolitro disminuyó 2.8%, ó 1.0% en términos nominales, en comparación con el 3T04. En su mayoría, durante el mes de diciembre, los precios en el mercado nacional regresaron a niveles del segundo trimestre, y anticipamos una mayor estabilidad en los precios del mercado nacional en el 2005.

A pesar de un incremento en las presiones competitivas en México durante el 4T04, los ingresos totales durante el año completo del 2004 se incrementaron en 3.4% ascendiendo a 24,970 millones de pesos. El crecimiento de 4.5% en el volumen de ventas total y el 2.3% de incremento en el precio de exportación real por hectolitro compensaron en gran medida la disminución de 1.4% en el precio nacional real por hectolitro. Las ventas nacionales representaron un 91.3% del total, mientras que el 8.7% restante provino de exportaciones.

FEMSA Cerveza disminuyó su costo de ventas en 2.7% a 2,513 millones de pesos en el 4T04. FEMSA Cerveza alcanzó una utilidad bruta de 3,639 millones de pesos para el trimestre, un incremento de 1.6% comparado con el 4T03, registrando un margen bruto de 59.2% de los ingresos totales. La expansión de 110 puntos base en el margen bruto resultó de la apreciación del peso mexicano sobre las materias primas denominadas en dólares y a eficiencias de operación.

En el año 2004, FEMSA Cerveza incrementó su costo de ventas en 2.8%, ligeramente por debajo del crecimiento en los ingresos totales. FEMSA Cerveza alcanzó una utilidad bruta de 14,695 millones de pesos, un incremento de 3.8% comparado con el 2003, registrando un margen bruto de 58.8%. La expansión de 20 puntos base en el margen bruto resultó de mejores términos de compra para materias primas y eficiencias de operación.

FEMSA Cerveza registró una disminución en la utilidad de operación (antes de la deducción de servicios corporativos) de 7.1% ubicándose en 1,198 millones de pesos en el 4T04. Este decremento refleja una ligera disminución en los ingresos totales combinado con mayores gastos de operación, los cuales neutralizaron la mejora en el nivel del margen bruto durante el trimestre. FEMSA Cerveza incrementó sus gastos de operación en 6.4% a 2,441 millones de pesos, alcanzando un 39.7% de los ingresos totales, 2.5 puntos porcentuales más que en el 4T03. Específicamente, los gastos de administración se incrementaron 5.1% ascendiendo a 713 millones de pesos durante el trimestre, debido principalmente a gastos relacionados con el Sistema Integral de Negocio ("ERP"). Asimismo, los gastos de venta se incrementaron en un 6.9% debido a (1) un incremento en gastos relacionados con el lanzamiento de Coors Light y el relanzamiento de Tecate y Tecate Light en México, (2) la compra de materiales publicitarios a nuestro anterior importador en los Estados Unidos, y (3) un incremento en el gasto de mercadotecnia para programas específicos con el fin de reforzar el valor de nuestras marcas, dado el incremento del nivel de competencia experimentado durante el trimestre en el mercado nacional. El margen de operación disminuyó 140 puntos base para ubicarse en el 19.5% de los ingresos totales.

No obstante la intensificación de la competencia en el 4T04, la utilidad de operación para el año completo del 2004 se incrementó en 5.7% para llegar a 5,293 millones de pesos. El crecimiento del año refleja un incremento en los ingresos totales combinado con iniciativas para la contención de gastos. Los gastos de operación se incrementaron en 2.8%, en línea con el crecimiento en los ingresos totales. El margen de operación (antes de servicios corporativos) se incrementó 50 puntos base, representando el 21.2% de los ingresos totales debido a (1) un sólido crecimiento en volumen por un precio ligeramente más débil, (2) una reducción en el costo de ventas y (3) un uso más eficiente de gastos de operación.

Tiendas Oxxo - FEMSA Comercio

FEMSA Comercio incrementó sus ingresos totales en 26.1% alcanzando los 6,275 millones de pesos durante el 4T04. La principal razón de este incremento fue la apertura neta de 279 nuevas tiendas Oxxo durante el trimestre, con lo que la apertura total de tiendas en el año fue de 668 nuevas tiendas netas.

En el año 2004, FEMSA Comercio incrementó sus ingresos totales en 24.8% ascendiendo a 22,838 millones de pesos. Al 31 de diciembre del 2004, teníamos 3,466 tiendas Oxxo en todo el país, un incremento de 23.9% comparado con el 2003. En el 2004, por quinto año consecutivo, Oxxo logró crecer más del 20% en el número de nuevas tiendas.

Las ventas-mismas-tiendas de Oxxo se incrementaron en promedio 9.6% durante el 4T04, reflejando un incremento en el tráfico por tienda de 8.7% y un crecimiento en el "ticket" promedio de 0.8%. Este aumento refleja el rápido ritmo de expansión, así como un incremento en la actividad promocional y una mejor administración de categorías que permite a Oxxo optimizar la mezcla de productos dentro de la tienda.

Para el 2004, las ventas-mismas-tiendas de Oxxo se incrementaron en un promedio de 8.9%, reflejando un incremento en el "ticket" promedio de 3.8% y un crecimiento en el tráfico por tienda de 4.9%.

La utilidad de operación (antes de la deducción de servicios corporativos) se incrementó 49.1% para ubicarse en 360 millones de pesos, resultando en una mejora de 80 puntos base en el margen de operación, alcanzando el 5.7% de los ingresos totales para el 4T04. Esta mejora se debe a una ligera disminución en el costo de ventas como porcentaje de los ingresos totales, un uso más eficiente de los gastos de administración y gastos de venta estables.

En el año 2004, la utilidad de operación se incrementó 23.7% ascendiendo a 1,025 millones de pesos. Este incremento permaneció en línea con el crecimiento en ingresos y contribuyó al margen de operación estable de 4.5% para el 2004, en línea con los niveles del 2003.

Temas Contables

· Como se indicó en nuestro comunicado de resultados del 3T04, en el 4T04 integramos las principales operaciones de FEMSA Empaques en FEMSA Cerveza, y específicamente, consolidamos las operaciones de botella de vidrio y lata de aluminio que ahora forman parte de FEMSA Cerveza. Para efectos de comparación, los resultados que se presentan en este comunicado de prensa están basados en las cifras reclasificadas para todos los trimestres desde el 2003 al 2004. En el futuro FEMSA proporcionará resultados financieros por segmento sólo para FEMSA Cerveza, Coca-Cola FEMSA y FEMSA Comercio. Los resultados de FEMSA Empaques ya no serán presentados como un segmento de negocio separado.

· Nuestras operaciones de cerveza adquieren de proveedores externos diversos materiales de empaque utilizados para transportar botellas y latas. Posteriormente estos materiales son vendidos a las operaciones de botella y lata de FEMSA. Antes de la fusión, estas ventas eran incluidas en la partida de ventas de FEMSA Cerveza y por lo tanto en nuestro cálculo del precio nacional por hectolitro. Sin embargo, debido a la integración de los negocios de botella y lata de FEMSA en FEMSA Cerveza, estas transacciones ahora son eliminadas en el proceso de consolidación y ya no son consideradas como parte de las ventas de FEMSA Cerveza. Para efectos comparativos, estamos presentando la información del precio nacional por hectolitro recalculado para todos los trimestres desde el 2003 al 2004. Ver anexos para más detalles.

· Durante la revisión del prospecto de colocación de acciones por parte de la Securities and Exchange Commission ("SEC"), se nos indicó que bajo los lineamientos del EITF 96-16 no se permite a FEMSA consolidar los resultados financieros de Coca-Cola FEMSA bajo los Principios de Contabilidad Generalmente Aceptados en los Estados Unidos (US GAAP). Lo anterior debido a algunos derechos que The Coca-Cola Company tiene como accionista minoritario en Coca-Cola FEMSA. La aplicación de las reglas contables bajo EITF 96-16 se verá reflejada en las notas a los estados financieros de FEMSA, en lo referente a las diferencias entre los Principios de Contabilidad Generalmente Aceptados en México (PCGA Mexicanos) y los US GAAP. Lo anterior no implica un cambio en la utilidad neta ni en el capital contable bajo US GAAP, y por lo tanto la utilidad neta por acción no se ve afectada. La aplicación de las reglas contables bajo EITF 96-16 no tendrá efecto alguno sobre los estados financieros de FEMSA bajo PCGA Mexicanos, por lo que ésta continuará consolidando a Coca-Cola FEMSA tal como se requiere bajo dichos principios.

· Las nuevas disposiciones del Boletín D-3 "Obligaciones Laborales", aclaran que el total del costo del período relacionado con el plan de pensiones debe de reflejarse en la utilidad de operación. FEMSA históricamente había registrado el costo financiero relacionado con el plan de pensiones como parte del gasto financiero neto, y la amortización de los servicios pasados en otros gastos. En cumplimiento de las nuevas disposiciones FEMSA y sus subsidiarias reclasificaron lo correspondiente a estos conceptos a la utilidad de operación y para efectos comparativos, reclasificaron lo relativo a años y trimestres anteriores. Ver anexo para más detalle.

Declaración de funcionarios:

"Los suscritos manifestamos bajo protesta de decir verdad que, en el ámbito de nuestras respectivas funciones, preparamos la información relativa a la emisora contendida en el presente reporte trimestral, la cual, a nuestro leal saber y entender, refleja razonablemente su situación. Asimismo, manifestamos que no tenemos conocimiento de información relevante que haya sido omitida o falseada en este reporte trimestral o que el mismo contenga información que pudiera inducir a error a los inversionistas"

José Antonio Fernández Carbajal
Director General

Federico Reyes García
Director de Finanzas

Principales Políticas Contables.

Las principales políticas contables de la Compañía están de acuerdo con los PCGA mexicanos, los cuales requieren que la administración de la Compañía efectúe ciertas estimaciones y utilice ciertos supuestos para determinar la valuación de algunas partidas incluidas en los estados financieros consolidados. Aún cuando pueden llegar a diferir de su efecto final, la administración de la Compañía considera que las estimaciones y supuestos utilizados son los adecuados a la fecha de emisión de los presentes estados financieros consolidados.

Las principales políticas contables se resumen a continuación:

a) Reconocimiento de los Efectos de la Inflación:
El reconocimiento de los efectos de la inflación en la información financiera consiste en:
. Actualizar los activos no monetarios, tales como inventarios y activos fijos, incluyendo los costos y gastos relativos a los mismos, cuando dichos activos son consumidos o depreciados;
. Actualizar el capital social, prima en suscripción de acciones y las utilidades retenidas en el monto necesario para mantener el poder de compra en pesos equivalentes a la fecha en la cual el capital fue contribuido o las utilidades generadas, mediante la aplicación de factores de inflación;
. Incluir en el capital contable el resultado acumulado por la tenencia de activos no monetarios, el cual resulta de la diferencia neta entre la actualización, aplicando costos de reposición a los activos no monetarios y la actualización mediante la aplicación de factores de inflación; e
. Incluir en el resultado integral de financiamiento, el resultado por posición monetaria.
La Compañía actualiza sus estados financieros, en términos del mismo poder adquisitivo, utilizando factores de inflación del país de origen y el tipo de cambio de cierre de la fecha del último estado de situación financiera presentado.

b) Efectivo y Valores de Realización Inmediata:
El efectivo consiste en depósitos en cuentas bancarias que no causan intereses. Los valores de realización inmediata se encuentran representados principalmente por depósitos bancarios e inversiones de renta fija a corto plazo a través de bancos y casas de bolsa cuyo vencimiento original sea menor a tres meses, valuados a valor de mercado.

c) Inventarios y Costo de Ventas:
Los inventarios se actualizan a costos específicos de reposición, sin que excedan el valor de mercado. Los anticipos a proveedores para la compra de materias primas y refacciones se incluyen en la cuenta de inventarios, y se actualizan aplicando factores de inflación considerando su antigüedad promedio.

El costo de ventas se determina con base en el valor de reposición de los inventarios al momento de su venta. El costo de ventas incluye costos relacionados con materia prima utilizada en el proceso de producción, mano de obra (salarios y otros beneficios), depreciación de la maquinaria, planta y equipo y otros costos que incluyen combustible, energía eléctrica, rotura de botellas retornables en el proceso productivo, mantenimiento de equipo, inspección, y costos de traslado entre y dentro de las diferentes plantas.

d) Pagos Anticipados:
Representan pagos por servicios que serán recibidos en los siguientes 12 meses. Los pagos anticipados se registran a su costo histórico y se aplican a los resultados del mes en el cual se reciben los servicios o beneficios. Los pagos anticipados representan principalmente publicidad, rentas y gastos promocionales.

Los gastos de publicidad pagados por anticipado corresponden principalmente al tiempo de transmisión en televisión y radio, y se amortizan en un plazo máximo de 12 meses, de acuerdo al tiempo de transmisión de los anuncios. Los gastos relacionados con la producción de la publicidad son reconocidos en los resultados de operación al momento en que inicia la campaña publicitaria.

Los gastos promocionales se aplican a los resultados del ejercicio en el cual se erogan, excepto aquellos relacionados con el lanzamiento de nuevos productos o presentaciones, los cuales se registran como pagos anticipados y se amortizan en los resultados de acuerdo al tiempo en el que se estima que las ventas de estos productos o presentaciones alcanzarán su nivel normal de operación, el cual es generalmente de un año.

e) Botellas y Cajas:
Las botellas y cajas se registran a su costo de adquisición y son actualizadas a su valor de reposición. FEMSA Cerveza clasifica las botellas y cajas como inventarios y Coca-Cola FEMSA las clasifica dentro del rubro de propiedad, planta y equipo.

Existen dos tipos de botellas y cajas retornables:
. Aquellas que están en el control de las plantas de la Compañía, a las cuales nos referimos como botellas y cajas en planta y centros de distribución; y
. Aquellas que han sido entregadas en las manos de los clientes, a las cuales nos referimos como botellas y cajas en el mercado.

Para efectos de la información financiera reportada, la rotura de botella y caja retornable en planta y en los centros de distribución es registrada como un gasto en el momento en que sea incurrido.

Las botellas y cajas en el mercado de FEMSA Cerveza, están sujetas a acuerdos con clientes en los cuales FEMSA Cerveza es propietario y las mantiene como activos, los cuales son monitoreados por personal de ventas durante sus visitas periódicas a los clientes. Cualquier rotura que se identifique es cargada al cliente. Las botellas y cajas que no son sujetas a este tipo de acuerdos, se registran como gasto una vez que se le entregan al cliente. Para efectos fiscales, el costo de las botellas y cajas se deduce al momento de la compra.

Las botellas y cajas en el mercado de Coca-Cola FEMSA, por las cuales se recibe un depósito de los clientes, se presentan netos de dichos depósitos, y la diferencia entre el costo y los depósitos recibidos, se amortiza de acuerdo con la vida útil de dichos activos. Las botellas y cajas por las cuales no se recibe depósito, las cuales representan la mayor parte de las botellas y cajas entregadas al mercado, se reconocen como gasto de ventas cuando son puestas a disposición del cliente.

La depreciación es calculada solo para efectos fiscales usando el método de línea recta a una tasa del 10% anual. La Compañía estima que el gasto por rotura en planta y en los centros de distribución es similar al gasto por depreciación calculado con una vida útil estimada de cuatro años para envase de vidrio retornable y de un año para envase de plástico retornable.

f) Inversión en Acciones:
La inversión en acciones en compañías asociadas se registra a su costo de adquisición y posteriormente se valúa a través del método de participación. La inversión en acciones en compañías afiliadas, en las cuales no tiene influencia significativa y no se tiene un valor de mercado, se registra al costo de adquisición y se valúan mediante la aplicación de factores de inflación del país de origen. La inversión en acciones en compañías afiliadas, en las cuales no tiene influencia significativa y se tiene un valor de mercado observable, su valor es ajustado al valor de mercado, con dichos ajustes reflejados en las utilidades.

g) Propiedad, Planta y Equipo:
Los activos se registran originalmente a su costo de adquisición y/o construcción. La propiedad, planta y equipo de procedencia nacional se actualiza aplicando factores de inflación del país de origen, excepto por las botellas y cajas de Coca-Cola FEMSA. La propiedad, planta y equipo de procedencia extranjera se actualiza aplicando los factores de inflación del país de origen y el tipo de cambio de cierre de la fecha del último estado de situación financiera presentado.

La depreciación se calcula utilizando el método de línea recta, basado en el valor actualizado de los activos, disminuido por su valor residual. Las tasas de depreciación son determinadas por la Compañía en coordinación con peritos valuadores independientes, considerando la vida útil remanente de los activos.

La vida útil estimada de los principales activos se presenta a continuación:

Años
Edificios y construcciones 40-50
Maquinaria y equipo 12-20
Equipo de distribución 10-12
Equipo de refrigeración 4-5
Equipo de cómputo 3-4

h) Otros Activos:
Estos activos representan erogaciones cuyos beneficios serán recibidos en el futuro y consisten en:
. Acuerdos con clientes para obtener el derecho de vender y promover los

productos de la Compañía durante cierto tiempo, los cuales se consideran como activos monetarios y son amortizados a través de dos métodos, de acuerdo con los términos de dichos acuerdos:
. Método de volumen de ventas, en el cual la amortización se determina con base a la proporción del volumen realmente vendido por el cliente sobre el volumen de ventas objetivo del mismo (aproximadamente el 80% de los acuerdos de FEMSA Cerveza se amortizan bajo esta base); y

. Método de línea recta, en el cual la amortización se lleva a cabo en el transcurso de la vida del contrato (el restante 20% de los acuerdos con clientes de FEMSA Cerveza y el 100% de los acuerdos de Coca-Cola FEMSA se amortizan bajo este método)

Adicionalmente, para los acuerdos amortizados por medio del método de volumen de ventas, la Compañía compara los cálculos obtenidos por medio del método de volumen de ventas y el que hubiera resultado del cálculo del método de línea recta, y registra una provisión en el caso de que el resultado del cálculo por medio del método de volumen de ventas sea menor al resultado del cálculo del método de línea recta.

. Mejoras en propiedades arrendadas, las cuales se actualizan aplicando factores de inflación, y se amortizan en línea recta de acuerdo al plazo en que se espera recibir los beneficios.

i) Activos Intangibles y Crédito Mercantil:
Estos activos representan erogaciones cuyos beneficios serán recibidos en el futuro. A partir del 2003, la Compañía aplica el Boletín C-8 "Activos Intangibles" ("C-8"), el cual establece que los costos incurridos durante el desarrollo de proyectos deberán ser capitalizados si cumplen con los criterios establecidos para el reconocimiento de activos. Adicionalmente, el C-8 requiere que sean identificados todos los activos intangibles con el fin de reducir al máximo el crédito mercantil asociado a la combinación de negocios. Anterior al 2003, el exceso del precio de compra sobre el valor de mercado de los activos netos adquiridos era considerado crédito mercantil. Con la adopción del C-8, la Compañía considera el crédito mercantil pagado en las adquisiciones previas a la entrada en vigor de este boletín como derechos para producir y distribuir productos de la marca Coca-Cola y cerveza. La Compañía clasifica sus activos intangibles en activos con vida definida y activos con vida indefinida, de acuerdo con el período en el cual la Compañía recibirá los beneficios.

Los activos con vida definida son amortizados a lo largo de su vida útil y están representados principalmente por:

. Gastos por inicio de actividades que corresponden a los gastos incurridos antes de que se inicien operaciones en las tiendas Oxxo por concepto de rentas pagadas, permisos y licencias. Estos se actualizan aplicando factores de inflación y se amortizan en línea recta de acuerdo con el plazo del contrato de arrendamiento; y
. Información tecnológica y sistemas de administración, que son erogados en la fase de desarrollo y capitalizados de acuerdo con las disposiciones establecidas en el C-8. Estos se actualizan aplicando factores de inflación y se amortizan en línea recta en un periodo de 4 años. Las erogaciones que no cumplen con dichos requisitos, así como los costos de investigación se registran en resultados en el momento en que se incurren.

Los activos intangibles con vida indefinida no son amortizados, sin embargo,

están sujetos a una revisión periódica de deterioro y consisten en:
. Derechos para producir y distribuir productos de la marca Coca-Cola en los territorios adquiridos. Estos derechos están representados mediante contratos comunes que The Coca-Cola Company tiene celebrados con embotelladores fuera de los Estados Unidos de América para la venta del concentrado de ciertas marcas de The Coca-Cola Company. Los principales contratos tienen una duración de 10 años, renovables automáticamente, sujetos al consentimiento de ambas partes. Los contratos son registrados en la moneda funcional de la subsidiaria en la cual la inversión fue hecha y se actualizan aplicando factores de inflación del país de origen y el tipo de cambio de cierre de la fecha del último estado de situación financiera presentado; y
. Derechos de distribución de FEMSA Cerveza que representan pagos hechos a concesionarios para la adquisición de franquicias previamente otorgadas y se actualizan utilizando factores de inflación.

El crédito mercantil representa la diferencia entre el valor pagado y el valor razonable de las acciones y/o activos netos adquiridos, que no haya sido identificado directamente con un activo intangible. El crédito mercantil se registra en la moneda funcional de la subsidiaria adquirida y se actualiza utilizando los factores de inflación del país de origen y el tipo de cambio de cierre de la fecha del último estado de situación financiera presentado. El crédito mercantil es amortizado en un periodo no mayor a 20 años.

j) Deterioro de Crédito Mercantil y Activos de Larga Duración:
De acuerdo con el Boletín C-15 "Deterioro en el Valor de los Activos de Larga Duración y su Disposición" ("C-15"), la Compañía revisa el valor de los activos de larga duración para determinar si existe un deterioro en el valor, comparando los flujos de efectivo que estima ese activo va a generar en el futuro, contra el valor en libros.

Para activos de larga duración, tales como propiedad, planta y equipo, otros activos y activos intangibles identificados, la Compañía realiza pruebas de deterioro cada vez que eventos o cambios en circunstancias indican que el valor de un activo o grupo de activos puede no ser recuperable por medio de los futuros flujos de efectivo esperados.

Para crédito mercantil, la Compañía lleva a cabo pruebas de deterioro anuales, así como cuando existan circunstancias que indiquen que el valor de dicho activo excede su valor de mercado implícito.

En caso que exista algún ajuste por deterioro en el valor de los activos, este ajuste se reconoce en el rubro de otros gastos.

k) Pagos de The Coca-Cola Company:
The Coca-Cola Company participa en los programas de publicidad y promociones así como en el de inversión en refrigeradores de Coca-Cola FEMSA. Los recursos recibidos para publicidad y promociones se registran como una reducción de los gastos de venta. La inversión en refrigeradores realizada por la Compañía reducida de la participación de The Coca-Cola Company se registra en la cuenta de propiedad planta y equipo. Dichos recursos son reconocidos cuando The Coca-Cola Company acepta la petición del reembolso.

l) Obligaciones de Carácter Laboral:
Consisten en los pasivos por plan de pensiones y jubilaciones, prima de antigüedad y servicios médicos posteriores al retiro, determinados a través de cálculos actuariales realizados por actuarios independientes, basados en el método del crédito unitario proyectado. Estas obligaciones se consideran como

partidas no monetarias, las cuales se actualizan mediante supuestos económicos de largo plazo. El incremento en el saldo de las obligaciones laborales se registra como un gasto en el estado de resultados.

El costo de los servicios pasados se amortiza en el estado de resultados en el periodo estimado en que los empleados recibirán los beneficios del plan. En el caso de pensiones y jubilaciones así como prima de antigüedad, el tiempo es de 14 años y en el caso de servicios médicos posteriores al retiro es de 20 años, ambos a partir de 1996.

Ciertas subsidiarias de la Compañía tienen constituidos fondos para el pago de pensiones y servicios médicos posteriores al retiro, a través de un fideicomiso irrevocable a favor de los trabajadores.

Las indemnizaciones por despido se aplican a resultados en el momento en que se toma la decisión de despedir al personal bajo un programa formal o por causas específicas. Los pagos por indemnizaciones producto de la reestructuración y redimensionamiento de ciertas áreas que resulten en una reducción en el número de personal se registran en el rubro de otros gastos, neto

m) Reconocimiento de los Ingresos:
Los ingresos se reconocen de acuerdo con los términos de envió establecidos, de la siguiente manera:
. Para ventas nacionales, al momento que los productos salen de la fábrica a los clientes (LAB punto embarque). Al 30 de junio del 2004 y 2003, las ventas nacionales representan aproximadamente el 96% de las ventas totales consolidadas. Las ventas nacionales se definen como el efectivo generado por la Compañía por las ventas realizadas en el país donde las subsidiarias operan.
. Para ventas de exportación, al momento en que los productos se entregan al cliente y el cliente toma posesión de los productos (LOB destino).

Las ventas netas reflejan las unidades vendidas a precio de lista, disminuyendo las promociones y descuentos asignados.

n) Gastos de Operación
Los gastos administrativos incluyen salarios y prestaciones para los empleados que no están directamente involucrados en el proceso de venta de los productos de la Compañía, honorarios por servicios profesionales, depreciación de las oficinas y amortización de los gastos capitalizados del sistema integral de negocio.

Los gastos de venta incluyen:
. Distribución: salarios y prestaciones, gastos de flete de plantas a distribuidores propios y terceros, almacenaje de productos terminados, rotura de botellas en el proceso de distribución, depreciación y mantenimiento de camiones, instalaciones y equipos de distribución
. Ventas: salarios y prestaciones así como comisiones pagadas al personal de ventas; y
. Mercadotecnia: salarios y prestaciones, promociones y gastos de publicidad.

o) Impuestos Sobre la Renta, al Activo y Participación de los Trabajadores en las Utilidades:
El impuesto sobre la renta ("ISR") y la participación de los trabajadores en las utilidades ("PTU") son registrados en resultados conforme se incurren

incluyendo el impuesto diferido. El ISR diferido resulta de las diferencias temporales entre las bases contables y fiscales de los activos y pasivos incluyendo el beneficio de las pérdidas fiscales. El impuesto diferido activo se registra sólo cuando existe alta probabilidad de que se pueda recuperar. Para determinar el PTU diferido, se consideran únicamente las diferencias temporales que surjan en la conciliación entre la utilidad neta y la utilidad fiscal gravable para PTU, sobre las cuales se pueda presumir razonablemente que van a provocar un pasivo o un beneficio dentro de un periodo determinado.

El impuesto al activo pagado que se espera sea recuperado se registra como una disminución del pasivo por impuestos diferidos.

El saldo de impuestos diferidos está compuesto por partidas monetarias y no monetarias, en base a las diferencias temporales que le dieron origen. Asimismo, está clasificado como activo o pasivo a largo plazo, independientemente del plazo en que se espera se reviertan las diferencias temporales.

El impuesto diferido aplicable a resultados se determina comparando el saldo de impuestos diferidos al final del periodo contra el saldo inicial, excluyendo de ambos saldos las diferencias temporales que se registran directamente en el capital contable. El impuesto diferido de estas diferencias temporales se registra en la misma cuenta del capital contable que le dio origen.

FEMSA tiene la autorización de la Secretaría de Hacienda y Crédito Público ("SHCP") para preparar sus declaraciones de ISR e IMPAC sobre una base consolidada, la cual incluye las utilidades o pérdidas fiscales de sus subsidiarias mexicanas limitada al 60% de su participación accionaria. Las provisiones de impuesto sobre la renta de las subsidiarias en el extranjero han sido determinadas con base en la utilidad gravable de cada compañía en lo individual y no con base en una utilidad consolidada.

p) Resultado Integral de Financiamiento:
Está integrado por los siguientes conceptos:

Intereses
Los gastos y productos financieros se registran cuando se devengan.

Fluctuación Cambiaria
Las transacciones en moneda extranjera se registran convertidas en moneda del país de origen al tipo de cambio vigente a la fecha en que se efectúan. Posteriormente, los activos y pasivos monetarios denominados en monedas extranjeras se expresan al tipo de cambio de cierre de la fecha del último estado de situación financiera presentado. La variación entre los tipos de cambio aplicados se registra como fluctuación cambiaria en el estado de resultados, excepto por la fluctuación cambiaria de los financiamientos contratados para la adquisición de compañías en el extranjero por los cuales se haya designado una cobertura económica.

Resultado por Posición Monetaria
El resultado por posición monetaria es producto del efecto de los cambios en el nivel general de precios sobre las partidas monetarias. El resultado por posición monetaria se determina aplicando factores de inflación del país de origen a la posición monetaria neta al inicio de cada mes, excluyendo los financiamientos contratados para la adquisición de compañías en el extranjero por los cuales se haya designado una cobertura económica. Posteriormente el

resultado por posición monetaria de las subsidiarias en el extranjero se convierte a pesos mexicanos utilizando el tipo de cambio de cierre de la fecha del último estado de situación financiera presentado.

q) Instrumentos Financieros:
La Compañía contrata instrumentos financieros para cubrir el riesgo de ciertas operaciones. Si el instrumento financiero se contrata para cubrir necesidades de operación, el costo del mismo se registra en los resultados de operación y si se contrata para cubrir necesidades de financiamiento, se registra como fluctuación cambiaria, gasto financiero o producto financiero, según el contrato correspondiente.

Los instrumentos financieros contratados con fines de cobertura se valúan utilizando el mismo criterio de valuación aplicado a los activos y pasivos cubiertos. Asimismo, los instrumentos financieros contratados para fines diferentes a los de cubrir las operaciones de la Compañía, se valúan a su valor razonable y son registrados en el estado de situación financiera. La diferencia entre el valor inicial y final del periodo, se registra en resultados.

r) Resultado Acumulado por Tenencia de Activos No Monetarios:
Representa la suma de las diferencias entre el valor en libros y el valor actualizado aplicando factores de inflación a los activos no monetarios, tales como inventarios y activos fijos, y su efecto en el estado de resultados cuando los activos son consumidos o depreciados.

s) Utilidad Integral:
La utilidad integral está compuesta por la utilidad neta y otros componentes, tales como el resultado por conversión y el resultado por tenencia de activos no monetarios, y se presenta en el estado consolidado de variaciones en las cuentas de capital contable.

t) Provisiones:
La Compañía reconoce provisiones cuando por eventos pasados se genera una obligación y se puede estimar razonablemente el monto de la obligación. Dichas provisiones se registran a su valor presente neto, cuando el efecto de descuento es significativo.

u) Aportaciones al capital de subsidiarias:
Cuando un tercero realiza una aportación al capital de una subsidiaria con la intención de obtener una participación minoritaria y dicha aportación es diferente al valor en libros de la subsidiaria, dicha diferencia entre el valor en libros de las acciones y el monto aportado, es registrada como una prima en suscripción de acciones.

CLAVE DE COTIZACION: **FEMSA** TRIMESTRE: **4** AÑO: **2004**
FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.

RELACION DE INVERSIONES EN ACCIONES

ANEXO 3 **CONSOLIDADO**
INFORMACION DICTAMINADA Impresión Previa

NOMBRE DE LA EMPRESA (1)	ACTIVIDAD PRINCIPAL	No. DE ACCIONES	% DE TENENCIA (2)	MONTO TOTAL (Miles de Pesos)	
				COSTO ADQUISICION	VALOR ACTUAL (3)
SUBSIDIARIAS					
1 GRUPO INDUSTRIAL EMPREX, S.A. DE C.V.	TENEDORA DE ACCIONES	541,267,198	99.98	19,105,695	44,453,796
2 COMPAÑÍA INTERNACIONAL DE BEBIDAS S.A. DE C.V.	TENEDORA DE ACCIONES	2,712,318	100.00	6,666,956	14,042,056
3 FEMSA LOGÍSTICA, S.A. DE C.V.	TENEDORA DE ACCIONES	292,587,988	100.00	257,945	318,423
4 ELIMINACIÓN ACCIONES		1	0.00	(26,030,596)	0
TOTAL DE INVERSIONES EN SUBSIDIARIAS				**0**	**58,814,275**
ASOCIADAS					
1 IEQSA		98,232	33.68	59,692	144,050
2 CICAN		9,620	48.10	36,154	35,012
3 BETA SAN MIGUEL		734,628	5.25	30,348	62,412
4 TAPON CORONA		547,960	40.00	20,285	24,212
5 MOLSON		262,016	0.26	78,747	89,054
6 INDUSTRIA MEXICANA DE RECICLAJE S.A. DE C.V.		52,010	52.01	36,957	52,010
7 OTRAS ASOCIADAS (4) (No. DE ASOC.:)		1	0.00	0	352,031
		0	0.00	0	0
TOTAL DE INVERSIONES EN ASOCIADAS				**262,183**	**758,781**
OTRAS INVERSIONES PERMANENTES					**0**
TOTAL					**59,573,056**

OBSERVACIONES

CLAVE DE COTIZACION: **FEMSA**
FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
ANEXO 05
DESGLOSE DE CREDITOS
(MILES DE PESOS)

TRIMESTRE: **4** AÑO: **2004**

INFORMACION DICTAMINADA

Impresión Previa
CONSOLIDADO

Tipo de Crédito / Institución	Fecha de Vencimiento	Tasa de Interes	Denominados en Pesos		Venctos. o Amort. Denominados en Moneda Ext. con Inst. Nacionales (Miles de $)						Venctos. o Amort. Denominados en Moneda Ext. Con Inst. Exteriores (Miles de $)					
					Intervalo de Tiempo						Intervalo de Tiempo					
			Hasta 1 Año	Mas de 1 Año	Año Actual	Hasta 1 Año	Hasta 2 Años	Hasta 3 Años	Hasta 4 Años	Hasta 5 Años o más	Año Actual	Hasta 1 Año	Hasta 2 Años	Hasta 3 Años	Hasta 4 Años	Hasta 5 Años o más
BANCARIOS																
ORGANISMOS FINANCIEROS																
ABN	26/03/2010	9.96	0	0	0	0	0	0	0	0	0	0	0	0	0	557,300
BANAMEX	23/08/2005	9.03	2,887,500	0	0	0	0	0	0	0	0	0	0	0	0	0
BANAMEX	20/08/2008	9.01	0	1,762,500	0	0	0	0	0	0	0	0	0	0	0	0
BANAMEX	19/11/2012	10.46	0	2,500,000	0	0	0	0	0	0	0	0	0	0	0	0
BANCOMER	20/08/2009	10.00	0	1,155,000	0	0	0	0	0	0	0	0	0	0	0	0
BANCOMER	30/09/2008	9.48	65,446	1,570,702	0	0	0	0	0	0	0	0	0	0	0	0
BAYERISCHE	28/06/2010	3.44	0	0	0	0	0	0	0	0	0	13,720	27,439	27,439	27,439	41,159
BAYERISCHE	30/06/2009	3.27	0	0	0	0	0	0	0	0	0	22,107	22,107	22,107	22,107	11,053
BAYERISCHE	15/05/2006	2.67	0	0	0	0	0	0	0	0	0	1,311	656	0	0	0
BAYERISCHE	28/09/2007	3.17	0	0	0	0	0	0	0	0	0	26,007	26,007	26,007	0	0
BAYERISCHE	26/06/2006	2.96	0	0	0	0	0	0	0	0	0	1,314	657	0	0	0
BAYERISCHE	15/05/2007	2.67	0	0	0	0	0	0	0	0	0	1,246	1,246	623	0	0
BAYERISCHE	14/01/2005	2.06	0	0	0	0	0	0	0	0	0	680	0	0	0	0
BAYERISCHE	14/01/2005	2.06	0	0	0	0	0	0	0	0	0	828	0	0	0	0
BAYERISCHE	29/04/2005	2.66	0	0	0	0	0	0	0	0	0	693	0	0	0	0
BAYERISCHE	01/06/2006	4.43	0	0	0	0	0	0	0	0	0	2,451	1,226	0	0	0
BAYERISCHE	09/09/2005	4.37	0	0	0	0	0	0	0	0	0	15,948	0	0	0	0
BAYERISCHE	30/08/2005	4.63	0	0	0	0	0	0	0	0	0	1,847	0	0	0	0
BAYERISCHE	30/09/2005	2.67	0	0	0	0	0	0	0	0	0	640	0	0	0	0
BAYERISCHE	28/02/2006	2.49	0	0	0	0	0	0	0	0	0	917	458	0	0	0
BAYERISCHE	31/01/2006	2.48	0	0	0	0	0	0	0	0	0	890	445	0	0	0
BAYERISCHE	05/02/2006	2.76	0	0	0	0	0	0	0	0	0	1,201	601	0	0	0
BAYERISCHE	30/11/2008	3.03	0	0	0	0	0	0	0	0	0	6,986	6,986	6,986	6,986	0
BAYERISCHE	31/07/2006	2.48	0	0	0	0	0	0	0	0	0	827	827	0	0	0
BAYERISCHE	30/01/2007	2.48	0	0	0	0	0	0	0	0	0	982	982	491	0	0
BAYERISCHE	28/09/2006	2.64	0	0	0	0	0	0	0	0	0	1,814	1,814	0	0	0
BAYERISCHE	30/04/2007	2.75	0	0	0	0	0	0	0	0	0	1,446	1,446	723	0	0
BAYERISCHE	08/02/2007	2.39	0	0	0	0	0	0	0	0	0	5,220	5,220	5,220	0	0

FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.

ANEXO 05
DESGLOSE DE CREDITOS
(MILES DE PESOS)

TRIMESTRE: **4** AÑO: **2004**

INFORMACION DICTAMINADA

Impresión Previa
CONSOLIDADO

Tipo de Crédito / Institución	Fecha de Vencimiento	Tasa de Interes	Denominados en Pesos		Venctos. o Amort. Denominados en Moneda Ext. con Inst. Nacionales (Miles de $) – Intervalo de Tiempo						Venctos. o Amort. Denominados en Moneda Ext. Con Inst. Exteriores (Miles de $) – Intervalo de Tiempo					
			Hasta 1 Año	Mas de 1 Año	Año Actual	Hasta 1 Año	Hasta 2 Años	Hasta 3 Años	Hasta 4 Años	Hasta 5 Años o más	Año Actual	Hasta 1 Año	Hasta 2 Años	Hasta 3 Años	Hasta 4 Años	Hasta 5 Años o más
BANCARIOS																
BAYERISCHE	30/10/2007	2.65	0	0	0	0	0	0	0	0	0	2,478	2,478	1,239	0	0
BAYERISCHE	31/01/2008	2.39	0	0	0	0	0	0	0	0	0	1,919	1,919	1,919	960	0
BAYERISCHE	28/05/2013	2.99	0	0	0	0	0	0	0	0	0	26,251	26,247	26,247	26,247	118,108
BAYERISCHE	15/02/2006	2.12	0	0	0	0	0	0	0	0	0	1,085	542	0	0	0
BAYERISCHE	15/12/2006	2.89	0	0	0	0	0	0	0	0	0	3,402	3,402	0	0	0
BAYERISCHE	16/10/2006	2.41	0	0	0	0	0	0	0	0	0	1,442	1,442	0	0	0
BBVA-BANCOMER	25/03/2011	10.10	0	1,650,000	0	0	0	0	0	0	0	0	0	0	0	0
BBVA-BANCOMER	29/06/2011	9.98	0	1,150,000	0	0	0	0	0	0	0	0	0	0	0	0
BBVA-BANCOMER	30/09/2009	2.65	0	0	0	0	0	250,785	585,165	835,950	0	0	0	0	0	0
BONDS COLOMBIA	31/12/2005	10.33	0	0	0	0	0	0	0	0	0	306,664	0	0	0	0
BONDS COLOMBIA	31/12/2006	9.46	0	0	0	0	0	0	0	0	0	0	209,884	0	0	0
BONDS COLOMBIA	31/12/2007	10.49	0	0	0	0	0	0	0	0	0	0	0	159,745	0	0
BOSTON LEASING	30/07/2008	3.68	0	0	0	0	0	0	0	0	0	4,836	4,990	5,148	3,968	0
CAJA MADRID	27/05/2009	10.49	0	0	0	0	0	0	0	0	0	0	0	0	0	167,190
COMERICA	23/07/2009	2.94	0	0	0	0	0	0	0	0	0	0	0	83,595	83,595	111,460
COMERICA	23/09/2009	3.13	0	0	0	0	0	0	0	0	0	6,688	10,031	13,375	16,719	20,063
GE CAPITAL LEASING	07/01/2009	5.42	0	0	0	0	0	0	0	0	0	27,751	27,751	37,312	37,312	37,312
GE CAPITAL LEASING	10/01/2008	10.07	0	0	0	0	0	0	0	0	0	7,509	7,509	7,418	1,877	0
HSBC	07/12/2010	9.79	0	500,000	0	0	0	0	0	0	0	0	0	0	0	0
HSBC	16/12/2011	10.17	0	650,000	0	0	0	0	0	0	0	0	0	0	0	0
HYPO-VER	15/07/2005	2.86	0	0	0	0	0	0	0	0	0	3,432	0	0	0	0
HYPO-VER	01/10/2005	3.36	0	0	0	0	0	0	0	0	0	19,491	0	0	0	0
ITAU-BUEN AYRE	15/12/2005	5.36	0	0	0	0	0	0	0	0	0	129,039	0	0	0	0
JP MORGAN	11/01/2006	8.95	0	0	0	0	0	0	0	0	0	0	2,229,200	0	0	0
JP MORGAN	30/04/2009	7.25	0	0	0	0	0	0	0	0	0	0	0	0	0	3,374,093
MORGAN STANLEY	23/08/2005	1.86	0	0	0	0	0	0	0	0	0	2,786,500	0	0	0	0
PROVINCIAL	31/12/2005	11.00	0	0	0	0	0	0	0	0	0	80,112	0	0	0	0
SANTANDER	15/06/2011	9.95	0	600,000	0	0	0	0	0	0	0	0	0	0	0	0
SANTANDER	25/04/2006	4.50	13,333	6,667	0	0	0	0	0	0	0	0	0	0	0	0

CLAVE DE COTIZACION: **FEMSA**
FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
ANEXO 05
DESGLOSE DE CREDITOS
(MILES DE PESOS)

TRIMESTRE: **4** AÑO: **2004**

INFORMACION DICTAMINADA

Impresión Previa
CONSOLIDADO

Tipo de Crédito / Institución	Fecha de Vencimiento	Tasa de Interes	Denominados en Pesos		Venctos. o Amort. Denominados en Moneda Ext. con Inst. Nacionales (Miles de $) — Intervalo de Tiempo						Venctos. o Amort. Denominados en Moneda Ext. Con Inst. Exteriores (Miles de $) — Intervalo de Tiempo					
			Hasta 1 Año	Mas de 1 Año	Año Actual	Hasta 1 Año	Hasta 2 Años	Hasta 3 Años	Hasta 4 Años	Hasta 5 Años o más	Año Actual	Hasta 1 Año	Hasta 2 Años	Hasta 3 Años	Hasta 4 Años	Hasta 5 Años o más
BANCARIOS																
SANTANDER	28/02/2011	8.58	0	100,000	0	0	0	0	0	0	0	0	0	0	0	0
SANTANDER	31/10/2005	4.50	19,904	0	0	0	0	0	0	0	0	0	0	0	0	0
SANTANDER	17/06/2005	4.93	80,000	0	0	0	0	0	0	0	0	0	0	0	0	0
SCOTIA	23/04/2010	10.13	0	750,000	0	0	0	0	0	0	0	0	0	0	0	0
SCOTIA	31/07/2008	9.25	192,000	248,000	0	0	0	0	0	0	0	0	0	0	0	0
SCOTIA	27/09/2010	10.32	0	1,405,000	0	0	0	0	0	0	0	0	0	0	0	0
SCOTIA	23/04/2010	9.47	0	550,000	0	0	0	0	0	0	0	0	0	0	0	0
STANDARD CHARTERED BANK	27/05/2010	10.11	0	0	0	0	0	0	0	0	0	0	0	0	0	557,300
WACHOVIA	23/04/2010	9.97	0	0	0	0	0	0	0	0	0	0	0	0	0	557,300
TOTAL BANCARIOS			**3,258,183**	**14,597,869**	**0**	**0**	**0**	**250,785**	**585,165**	**835,950**	**0**	**3,517,674**	**2,623,512**	**425,594**	**227,210**	**5,552,338**
LISTADAS EN BOLSA																
QUIROGRAFARIOS																
BANAMEX	03/07/2008	10.13	0	1,250,000	0	0	0	0	0	0	0	0	0	0	0	0
BANAMEX	02/07/2009	10.35	0	1,250,000	0	0	0	0	0	0	0	0	0	0	0	0
SCOTIA	30/04/2007	8.37	0	2,000,000	0	0	0	0	0	0	0	0	0	0	0	0
SCOTIA	30/04/2010	10.40	0	1,000,000	0	0	0	0	0	0	0	0	0	0	0	0
VARIOS	30/04/2008	9.24	0	1,250,000	0	0	0	0	0	0	0	0	0	0	0	0
VARIOS	30/04/2005	9.45	2,750,000	0	0	0	0	0	0	0	0	0	0	0	0	0
VARIOS	30/04/2008	8.92	0	2,500,000	0	0	0	0	0	0	0	0	0	0	0	0
VARIOS	30/04/2009	9.90	0	500,000	0	0	0	0	0	0	0	0	0	0	0	0
SCOTIA	12/11/2006	8.65	0	1,436,364	0	0	0	0	0	0	0	0	0	0	0	0
TOTAL BURSATILES			**2,750,000**	**11,186,364**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**
PROVEEDORES																
PROVEEDORES VARIOS			5,211,515	0	0	0	0	0	0	0	2,692,392	0	0	0	0	0
TOTAL PROVEEDORES			**5,211,515**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**2,692,392**	**0**	**0**	**0**	**0**	**0**

FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.

ANEXO 05
DESGLOSE DE CREDITOS
(MILES DE PESOS)

TRIMESTRE: **4** AÑO: **2004**

INFORMACION DICTAMINADA

Impresión Previa
CONSOLIDADO

Tipo de Crédito Institución	Fecha de Vencimiento	Tasa de Interes	Denominados en Pesos		Venctos. o Amort. Denominados en Moneda Ext. con Inst. Nacionales (Miles de $) Intervalo de Tiempo						Venctos. o Amort. Denominados en Moneda Ext. Con Inst. Exteriores (Miles de $) Intervalo de Tiempo					
			Hasta 1 Año	Mas de 1 Año	Año Actual	Hasta 1 Año	Hasta 2 Años	Hasta 3 Años	Hasta 4 Años	Hasta 5 Años o más	Año Actual	Hasta 1 Año	Hasta 2 Años	Hasta 3 Años	Hasta 4 Años	Hasta 5 Años o más
OTROS PASIVOS CIRCULANTES Y OTROS CREDITOS																
OTROS PASIVOS			736,679	0	0	0	0	0	0	0	2,766,977	0	0	0	0	0
TOTAL OTROS PASIVOS CIRCULANTES, OTROS CREDITOS			**736,679**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**2,766,977**	**0**	**0**	**0**	**0**	**0**
			11,956,377	**25,784,233**	**0**	**0**	**0**	**250,785**	**585,165**	**835,950**	**5,459,369**	**3,517,674**	**2,623,512**	**425,594**	**227,210**	**5,552,338**

OBSERVACIONES

CLAVE DE COTIZACION: **FEMSA** TRIMESTRE: **4** AÑO: **2004**

FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.

POSICION EN MONEDA EXTRANJERA
(Miles de Pesos)

ANEXO 6 **CONSOLIDADO**

INFORMACION DICTAMINADA **Impresión Previa**

BALANZA	DOLARES (1)		OTRAS MONEDAS (1)		TOTAL
	MILES DE DOLARES	MILES DE PESOS	MILES DE DOLARES	MILES DE PESOS	MILES DE PESOS
ACTIVO TOTAL	255,428	2,847,002	372,039	4,146,745	6,993,747
PASIVO	1,352,219	15,071,830	527,601	5,880,642	20,952,472
	448,781		356,624	3,974,932	8,977,043
	903,438		170,977	1,905,710	11,975,429
SALDO NETO	(1,096,791)	(12,224,828)	(155,562)	(1,733,897)	(13,958,725)

OBSERVACIONES

CLAVE DE COTIZACION: **FEMSA** TRIMESTRE: **4** AÑO: **2004**
FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.

CEDULA DE INTEGRACION Y CALCULO
DE RESULTADO POR POSICION MONETARIA (1)
(Miles de Pesos)

ANEXO 7 **CONSOLIDADO**
INFORMACION DICTAMINADA **Impresión Previa**

MES	ACTIVOS MONETARIOS	PASIVOS MONETARIOS	POSICION MONETARIA (ACTIVA) PASIVA	INFLACION MENSUAL	EFECTO MENSUAL (ACTIVO) PASIVO
ENERO	17,150,343	47,549,877	30,399,534	0.62	188,937
FEBRERO	16,133,805	44,055,565	27,921,760	0.60	167,019
MARZO	16,262,150	47,219,252	30,957,102	0.34	104,897
ABRIL	15,961,681	47,343,711	31,382,030	0.15	47,361
MAYO	19,212,149	50,164,393	30,952,244	(0.25)	(77,636)
JUNIO	5,445,438	47,935,139	42,489,701	0.16	68,103
JULIO	17,923,095	46,468,469	28,545,374	0.26	74,821
AGOSTO	21,453,653	50,023,607	28,569,954	0.62	176,364
SEPTIEMBRE	16,141,045	57,646,760	41,505,715	0.83	343,189
OCTUBRE	21,732,709	57,670,852	35,938,143	0.69	248,898
NOVIEMBRE	16,144,020	57,552,389	41,408,369	0.85	353,227
DICIEMBRE	15,924,935	56,427,696	40,502,761	0.21	83,657
ACTUALIZACION:	0	0	0	0.00	27,262
CAPITALIZACION:	0	0	0	0.00	0
EMP. EXTRANJERAS:	0	0	0	0.00	146,237
OTROS	0	0	0	0.00	0
TOTAL					**1,952,336**

OBSERVACIONES

CLAVE DE COTIZACION: **FEMSA** TRIMESTRE: **4** AÑO: **2004**

FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.

OBLIGACIONES, PAGARES DE MEDIANO PLAZO Y/O CONVENANTS INSCRITOS EN BOLSA

ANEXO 8 **CONSOLIDADO**

INFORMACION DICTAMINADA **Impresión Previa**

LIMITACIONES FINANCIERAS SEGUN ESCRITURAS DE LA EMISION Y/O TITULO
N/A

SITUACION ACTUAL DE LAS LIMITACIONES FINANCIERAS
N/A

CLAVE DE COTIZACION: **FEMSA** TRIMESTRE: **4** AÑO: **2004**
FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.

PLANTAS, CENTROS COMERCIALES, DE DISTRIBUCION Y/O SERVICIO

ANEXO 9 **CONSOLIDADO**
INFORMACION DICTAMINADA **Impresión Previa**

PLANTA O CENTRO	ACTIVIDAD ECONOMICA	CAPACIDAD INSTALADA (1)	% DE UTILIZACION
CERVEZA	PRODUCCIÓN DE CERVEZA	33,696,000	75
KOF		0	0
MÉXICO	ELABORACION, EMBOTELLADO Y DISTRIBUCION	1,584,395	58
GUATEMALA	ELABORACION, EMBOTELLADO Y DISTRIBUCION	37,122	63
NICARAGUA	ELABORACION, EMBOTELLADO Y DISTRIBUCION	38,800	73
COSTA RICA	ELABORACION, EMBOTELLADO Y DISTRIBUCION	53,437	59
PANAMA	ELABORACION, EMBOTELLADO Y DISTRIBUCION	48,573	38
COLOMBIA	ELABORACION, EMBOTELLADO Y DISTRIBUCION	335,695	42
VENEZUELA	ELABORACION, EMBOTELLADO Y DISTRIBUCION	330,373	51
BRASIL	ELABORACION, EMBOTELLADO Y DISTRIBUCION	418,138	53
ARGENTINA	ELABORACION, EMBOTELLADO Y DISTRIBUCION	178,652	77
EMPAQUE		0	0
FAMOSA HERMETAPAS	MANUFACTURA TAPAS METALICAS	18,000,000	93
FAMOSA TAPA ECOLOGICA	MANUFACTURA TAPAS METALICAS	4,200,000	92
FAMOSA LATA BEBIDAS	MANUFACTURA LATA BEBIDAS	3,400,000	100
FAMOSA TAPAS DE PLASTICO	MANUFACTURA TAPAS DE PLASTICO	1,100,000	82
GRAFO-REGIA	PRODUCCION DE TRABAJOS DE ARTES GRAFICAS (TONS)	13,500	85
SIVESA	FABRICACION DE BOTELLAS DE VIDRIO (UDS)	1,300,000	88
PTM	MANUFACTURA DE PRODUCTOS DE PLASTICO	7,080	31
QUIMIPRODUCTOS	FABRICA DE PRODUCTOS QUIMICOS	17,412	73
VENDO	FABRICA DE REFRIGERADORES COMERCIALES	180,300	68

OBSERVACIONES

CLAVE DE COTIZACION: **FEMSA** TRIMESTRE: **4** AÑO: **2004**
FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.

MATERIAS PRIMAS DIRECTAS

ANEXO 10 **CONSOLIDADO**
INFORMACION DICTAMINADA **Impresión Previa**

NACIONALES	PRINCIPALES PROVEEDORES	IMPORTACION	PRINCIPALES PROVEEDORES	SUST. NAL.	% COSTO PRODUCCION TOTAL
N/A					

OBSERVACIONES

CLAVE DE COTIZACION: **FEMSA** TRIMESTRE: **4** AÑO: **2004**
FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.

DISTRIBUCION DE VENTAS POR PRODUCTO

ANEXO 11

VENTAS NACIONALES

CONSOLIDADO
Impresión Previa

INFORMACION DICTAMINADA

PRINCIPALES PRODUCTOS	PRODUCCION TOTAL		VENTAS		% DE PARTICIPACION EN EL MERCADO	PRINCIPALES	
O LINEA DE PRODUCTOS	VOLUMEN	IMPORTE	VOLUMEN	IMPORTE		MARCAS	CLIENTES
COCA-COLA FEMSA REFRESCOS	1,693,844	23,963,599	989,855	26,658,278		SPRITE,LIFT,CIEL, DELAWARE PUNCH COCA-COLA, FANTA COCA-COLA LIGHT SENZAO, BEAT	CONSUMIDORES Y DETALLISTAS
FEMSA CERVEZA CERVEZA	25,121	6,959,775	23,442	21,418,757		TECATE, TECATE LIGH CARTA BLANCA, SUPEI DOS EQUIS LAGER, DO INDIO, SOL, BOHEMIA	CONSUMIDORES Y DETALLISTAS
FEMSA COMERCIO VENTAS AL DETALLE				22,838,429			CONSUMIDORES
OTRAS VENTAS				395,659			
TOTAL		30,923,374		71,311,123			

CLAVE DE COTIZACION: **FEMSA** TRIMESTRE: **4** AÑO: **2004**

FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.

DISTRIBUCION DE VENTAS POR PRODUCTO

ANEXO 11

VENTAS AL EXTERIOR

CONSOLIDADO

Impresión Previa

INFORMACION DICTAMINADA

PRINCIPALES PRODUCTOS O LINEA DE PRODUCTOS	PRODUCCION TOTAL		VENTAS		DESTINO	PRINCIPALES	
	VOLUMEN	IMPORTE	VOLUMEN	IMPORTE		MARCAS	CLIENTES
CERVEZA			2,239	1,810,050	75 PAISES	TECATE,DOS EQUIS, SOL, BOHEMIA, CARTA BLANCA, CHIHUAHUA	CONSUMIDORES Y DETALLISTAS
LATA BEBIDAS			390,309	259,847	USA/CARIBE/ CENTROAMERICA	FAMOSA	BALL CORPORATION/B LOS PORTALES/FLORII
HERMETAPA			10,326,182	483,623	CHILE/CARIBE/ USA	FAMOSA	LABATT / MILLER COORS BREWING/CIA.'
TAPA ECOLÓGICA			237,256	48,329	CARIBE/SALVADOR HONDURAS	FAMOSA	INTERCER BUCANERO LOS PORTALES/DOLE (
FLEXIBLES (TONS)				24,019	CENTROAMERICA/	GRAFO	COLGATE PALMOLIVE
BOTELLAS			19,934	28,414	CARIBE	SISA	
REFRESCOS			865,643	19,840,736	ARGENTINA/CENTR OAME COLOMBIA/VENEZU ELA/ BRASIL	SPRITE, DIET SPRITE QUATRO, TAI, KIN, SCHWEPPES, FANTA COCA-COLA, COCA-COLA LIGHT	CONSUMIDORES Y DETALLISTAS
OTRAS VENTAS				150,000			
TOTAL				22,645,018			

OBSERVACIONES

CLAVE DE COTIZACION: **FEMSA** TRIMESTRE: 4 AÑO: **2004**
FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.

CONSOLIDADO
Impresión Previa

INFORMACION DICTAMINADA

INTEGRACION DEL CAPITAL SOCIAL PAGADO

CARACTERISTICAS DE LAS ACCIONES

	VALOR ($)	CUPON VIGENTE	NUMERO DE ACCIONES				CAPITAL SOCIAL	
			PORCION FIJA	PORCION VARIABLE	MEXICANOS	LIBRE SUSCRIPCION	FIJO	VARIABLE
B		0	600,000,000	2,137,740,090		2,137,740,090	300,000	2,348,655
D		0		2,559,570,360		2,559,570,360		
TOTAL			**600,000,000**	**4,697,310,450**	**0**	**4,697,310,450**	**300,000**	**2,348,655**

TOTAL DE ACCIONES QUE REPRESENTAN EL CAPITAL SOCIAL PAGADO A LA FECHA DE ENVIO DE LA INFORMACION:
5,297,310,450

PROPORCION DE ACCIONES POR :

CPO's :
T.VINC. :
ADRS's :
GDRS's :
ADS's :
GDS's

ACCIONES PROPIAS RECOMPRADAS

SERIE	CANTIDAD DE ACCIONES	PRECIO PROMEDIO DE RECOMPRA	PRECIO DE MERCADO AL TRIMESTRE

OBSERVACIONES

Información de Proyectos
(Proyecto, Monto Ejercido y Porcentaje de Avance)

ANEXO 13

CONSOLIDADO
Impresión Previa

INFORMACION DICTAMINADA

N/A

Transacciones en Moneda Extranjera y Conversión de Estados Financieros de Operaciones Extranjeras
(Información relacionada al Boletín B-15)

ANEXO 14

INFORMACION DICTAMINADA **CONSOLIDADO** **Impresión Previa**

Incorporación de Subsidiarias en el Extranjero.

Los registros contables de las subsidiarias en el extranjero se realizan en la moneda local del país de origen, y de acuerdo a los principios contables aplicables para cada país. Para efectos de su incorporación en los estados financieros consolidados de FEMSA son convertidos a PCGA mexicanos y se actualizan a poder adquisitivo de la moneda local al cierre del ejercicio aplicando la inflación del país de origen y posteriormente, se convierten a pesos mexicanos utilizando el tipo de cambio aplicable al cierre del ejercicio.

La variación en la inversión neta en la subsidiaria en el extranjero generada por la fluctuación del tipo de cambio, se incluye en el resultado acumulado por conversión y se registra en el capital contable.

Si la Compañía designa la inversión en una subsidiaria en el extranjero como una cobertura económica de la misma adquisición, el tratamiento contable del Costo Integral de Financiamiento es el siguiente:

· La fluctuación cambiaria se presenta en la cuenta de resultado por conversión hasta por el monto en el que la inversión cubra el financiamiento contratado, neto de su efecto fiscal. La fluctuación cambiaria correspondiente a la parte no cubierta del financiamiento se registra en el costo integral de financiamiento.

· El resultado por posición monetaria se calcula utilizando factores de inflación del país de origen de la subsidiaria hasta por el monto en el que la inversión cubra el financiamiento contratado. La parte no cubierta del financiamiento se calcula utilizando factores de inflación del país de origen de la compañía que contrate el financiamiento. El efecto total se registra en el costo integral de financiamiento.

Si la Compañía no designa una cobertura económica, la fluctuación cambiaria y el resultado por posición monetaria se registran en el costo integral de financiamiento.

Los saldos con subsidiarias en el extranjero, se consideran como inversión de largo plazo, por lo que el resultado por posición monetaria y la fluctuación cambiaria, generados por dichos saldos son registrados en la cuenta de resultado acumulado por conversión, en el capital contable.

La Compañía no designó ninguna inversión como cobertura económica de los pasivos incurridos para adquirir los territorios de Panamco.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Fomento Económico Mexicano S.A. de C.V.

Dated: March 1, 2005

By: ______________________________
Name: Federico Reyes
Title: Executive Vice President of Finance and Planning